The information contained in this Prospectus Supplement is not complete and may be changed. This Prospectus Supplement and the accompanying Prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

     Filed pursuant to General

Instruction II.K of Form F-9:
File No.333-109747
Subject to Completion
Preliminary Prospectus Supplement dated October 27, 2003

PROSPECTUS SUPPLEMENT

(To prospectus dated October 22, 2003)

U.S.$

               % Subordinated Notes due 2043

     Our unsecured subordinated debentures due                 , 2043 (the “Subordinated Notes”) will bear interest, payable in U.S. dollars, at an annual rate of         %, accruing from                 , 2003 and payable quarterly in arrears on                 ,                 ,                 and                 of each year, commencing                 , 2004.

     The Subordinated Notes will be subordinated to all our present and future senior indebtedness and will be effectively subordinated to all liabilities of our subsidiaries, including partnerships.

     We may redeem the Subordinated Notes, in whole or in part, at any time and from time to time on or after                 , 2008 and we also may redeem the Subordinated Notes, in whole but not in part, at any time upon the occurrence of certain tax events, in each case at the price set forth herein.

     We have applied to list the Subordinated Notes offered hereby on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”). Listing will be subject to our fulfillment of all of the listing requirements of the NYSE and the TSX, respectively.

     Investing in the Subordinated Notes involves risks that are described in the “Risk Factors” section in this Prospectus Supplement and in the “Risk Factors” section beginning on page 6 of the accompanying Prospectus.

     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should be aware that the purchase of the Subordinated Notes may have tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully for investors who are resident in, or citizens of, the United States. You should read the tax discussion in this Prospectus Supplement.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement are residents of Canada, and all or a substantial portion of our assets are located outside the United States.

Per
Subordinated
	Note	Total

Public offering price(1)	U.S.$	U.S.$
Underwriting commission(2)	U.S.$	U.S.$
Proceeds, before expenses, to Nexen(1)	U.S.$	U.S.$

(1)	Plus accrued interest from , 2003 if settlement occurs after that date

(2)	The underwriting commission will be U.S.$ for each Subordinated Note sold to certain institutions. Therefore, to the extent any such sales are made to such institutions, the actual total underwriting commission will be less than, and the actual total proceeds to us will be greater than, the amounts shown in the table above.

     The underwriters may also purchase up to an additional U.S.$                principal amount of Subordinated Notes from us at the public offering price, plus accrued interest, if any, less the underwriting commission, within 30 days from the date of this Prospectus Supplement to cover over-allotments, if any.

     The Subordinated Notes will be ready for delivery in book-entry form only through The Depository Trust Corporation on or about November         , 2003.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

Morgan Stanley	UBS Investment Bank	Wachovia Securities
A.G. Edwards & Sons, Inc.		RBC Capital Markets
Banc of America Securities LLC	CIBC World Markets	Deutsche Bank Alex. Brown Inc.
HSBC	Scotia Capital	TD Securities

The date of this prospectus supplement is                 , 2003.

     This Prospectus Supplement incorporates by reference certain financial statements audited by Arthur Andersen LLP. Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we were not able to obtain their consent to the use of their auditors’ report and as a result, purchasers of Subordinated Notes pursuant to this Prospectus Supplement will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933, with respect to their audit report, as applicable. See “Documents Incorporated by Reference” and “Experts” in this Prospectus Supplement and “Risk Factors” and “Experts” in the accompanying Prospectus.

      For the purposes of applicable securities legislation in certain Canadian provinces, we may be considered to be a connected issuer of an affiliate of each of Citigroup Global Markets Inc., UBS Securities LLC, RBC Dain Rauscher Inc., CIBC World Markets Corp., Deutsche Bank Alex. Brown Inc., HSBC Securities (USA) Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc. as each is a directly or indirectly wholly-owned or majority owned subsidiary or affiliate of a bank which is a lender to us. See “Plan of Distribution”.

i

CURRENCY EXCHANGE RATES
FORWARD-LOOKING STATEMENTS
DOCUMENTS INCORPORATED BY REFERENCE
SUMMARY OF THE OFFERING
RISK FACTORS
NEXEN INC.
RECENT DEVELOPMENTS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
SELECTED OPERATING INFORMATION
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF THE SUBORDINATED NOTES
PRO FORMA INTEREST COVERAGE
CREDIT RATINGS
CERTAIN INCOME TAX INFORMATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
DEFINITIONS AND OTHER MATTERS
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
RISK FACTORS
NEXEN INC.
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF THE SECURITIES
PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES
PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

      This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Subordinated Notes being offered. The second part, the accompanying Base Shelf Prospectus of Nexen dated October 22, 2003, gives more general information, some of which may not apply to the Subordinated Notes being offered. The accompanying Base Shelf Prospectus is referred to as the “Prospectus” in this Prospectus Supplement.

      You should rely on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Subordinated Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of the Subordinated Notes in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

      Unless otherwise indicated, references to “we”, “us”, “our” and “Nexen” are to Nexen Inc. and its consolidated subsidiaries, including partnerships. All capitalized words used in this Prospectus Supplement and not herein defined have the meanings provided for in the accompanying Prospectus. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using Canadian generally accepted accounting principles (“GAAP”).

      This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Subordinated Notes. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and “Where You Can Find More Information” in the accompanying Prospectus.

      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in the accompanying Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the accompanying Prospectus to the extent that a statement contained herein or in the accompanying Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

PROSPECTUS SUPPLEMENT

PROSPECTUS

CURRENCY EXCHANGE RATES

      We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. During the periods set forth below, the noon-day exchange rates for United States dollars per Canadian dollar were as follows, as reported by the Bank of Canada:

	Nine Months Ended
	September 30,				Year Ended December 31,

	2003		2002		2002		2001		2000

Rate at the end of period	U.S.$	0.7405	U.S.$	0.6306	U.S.$	0.6331	U.S.$	0.6279	U.S.$	0.6666
Average rate during period		0.6995		0.6367		0.6368		0.6458		0.6733
Highest rate during period		0.7495		0.6618		0.6618		0.6695		0.6973
Lowest rate during period		0.6350		0.6199		0.6199		0.6241		0.6413

      On October 24, 2003, the noon-day exchange rate was U.S.$0.7652 equals Cdn.$1.00.

FORWARD-LOOKING STATEMENTS

      This Prospectus Supplement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. We believe that the forward-looking statements made are reasonable based on information available to us on the date such statements were made. However, no assurance can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements are expressly qualified in their entirety by these cautionary statements. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus include statements with respect to such things as:

•	future crude oil, natural gas or chemicals prices;

•	future production levels;

•	future cost recovery oil revenues and our share of production from operations in Yemen;

•	future capital expenditures and their allocation to exploration and development activities;

•	future sources of funding for our capital program;

•	future debt levels;

•	future cash flows and their uses;

•	future drilling of new wells;

•	ultimate recoverability of reserves;

•	expected finding and development costs;

•	expected operating costs;

•	future demand for chemicals products;

•	future expenditures and allowances relating to environmental matters; and

•	dates by which certain areas will be developed or will come on-stream.

      Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contribute to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements, including, but not limited to: general economic, market or business conditions; market prices for oil and gas and chemicals products; our ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; competitive actions by other companies; the opportunities (or lack of opportunities) that may be presented to us and our affiliates; actions by governmental authorities, including increases in taxes, changes in environmental and other laws and regulations; renegotiation of contracts; labor unrest; political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management’s future course of action depends upon our assessment of all information available at that time.

      These and additional factors are described in more detail in our management’s discussion and analysis of financial condition and results of operations included in our Annual Information Form that is comprised of our Annual Report on Form 10-K dated February 24, 2003, filed with the securities commission or similar regulatory authority in each of the provinces of Canada and incorporated by reference herein and in the accompanying Prospectus. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You should also carefully consider the matters discussed under the heading “Risk Factors” in this Prospectus Supplement and in the accompanying Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

      This Prospectus Supplement incorporates by reference certain financial statements audited by Arthur Andersen LLP for which we did not obtain the consent of Arthur Andersen LLP to the use of their auditors’ report. Arthur Andersen LLP’s consent was not obtained because, on June 3, 2002, Arthur Andersen LLP ceased to practice public accounting in Canada. Because Arthur Andersen LLP has not provided this consent, purchasers of Subordinated Notes pursuant to this Prospectus Supplement will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933, with respect to their audit report, as applicable. Arthur Andersen LLP may not have sufficient assets available to satisfy any judgments against it. See “Experts” in this Prospectus Supplement and “Risk Factors” and “Experts” in the accompanying Prospectus.

      The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of this Prospectus Supplement and the accompanying Prospectus:

(a)	the Management Proxy Circular dated March 10, 2003 relating to the annual general and special meeting of shareholders held on May 6, 2003, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report”, “New Share Performance Graph” and “Old Share Performance Graph” (which portions shall be deemed not to have been filed as part of this Prospectus Supplement or the accompanying Prospectus);

(b)	the Annual Information Form, which is comprised of our Annual Report on Form 10-K dated February 24, 2003;

(c)	the consolidated balance sheet as of December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002, together with the report dated January 23, 2003 of our current auditors, Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002), the consolidated balance sheet as of December 31, 2001 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2001 and December 31, 2000 and the report dated January 23, 2002 of our former auditors, Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001), as such reports are contained in our Annual Report on Form 10-K dated February 24, 2003;

(d)	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2002 as contained in our Annual Report on Form 10-K dated February 24, 2003;

(e)	the Material Change Report dated July 7, 2003 relating to the results of the appraisal of certain discoveries in the Gulf of Guinea offshore Nigeria; and

(f)	the comparative interim consolidated financial statements (unaudited) and management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2003.

SUMMARY OF THE OFFERING

      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Subordinated Notes, see “Description of the Subordinated Notes” in this Prospectus Supplement and “Description of the Securities” and “Particular Terms of the Subordinated Debt Securities” in the accompanying Prospectus. Unless otherwise indicated, all information in this Prospectus Supplement assumes no exercise of the underwriters’ over-allotment option.

Issue	U.S.$ principal amount of % Subordinated Notes due , 2043.

Maturity Date	, 2043.

Interest Payment Dates	, , and of each year, beginning , 2004.

Ranking	The Subordinated Notes will be our unsecured subordinated debentures and our obligations under the Subordinated Notes will be subordinate and junior in right of payment to all our present and future Senior Indebtedness (as defined herein). In addition, we conduct a substantial portion of our operations through our subsidiaries, including partnerships, effectively subordinating the Subordinated Notes to all existing and future liabilities (including trade payables and indebtedness) of such subsidiaries. As of September 30, 2003, we had approximately $1.7 billion of Senior Indebtedness (including net hedging and similar obligations). As of September 30, 2003, our subsidiaries had approximately $1.1 billion of liabilities to third parties, comprised of trade payables and operating lines of credit. There are no terms of the Subordinated Notes that limit our ability or our subsidiaries’ ability to incur additional indebtedness, including indebtedness that ranks senior to the Subordinated Notes. The Subordinated Notes will rank senior in right of payment to our 9.75% preferred securities due 2047 and our 9.375% preferred securities due 2048.

Optional Redemption	We may redeem the Subordinated Notes, in whole or in part, at any time and from time to time on or after , 2008 at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus any accrued and unpaid interest to the date of such redemption. We also may redeem the Subordinated Notes, in whole but not in part, at any time upon the occurrence of certain tax events at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest to the date of such redemption. See “Description of the Subordinated Notes — Optional Redemption” and “— Redemption for Changes in Canadian Tax Law”.

Additional Amounts	All payments with respect to the Subordinated Notes made by us will be made without withholding or deduction for Canadian Taxes (as defined herein), unless required by law or the interpretation or administration thereof, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the Subordinated Notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Subordinated Notes — Canadian Withholding Taxes”.

Over-Allotment Option	The underwriters may purchase up to an additional U.S.$ principal amount of the Subordinated Notes from us at the public offering price, plus accrued interest, if any, less the underwriting commission, within 30 days from the date of this Prospectus Supplement to cover over-allotments, if any.

Use of Proceeds	We intend to use the net proceeds from the sale of the Subordinated Notes to redeem our outstanding 9.75% preferred securities due 2047 and for general corporate purposes, which may include financing our capital expenditure program, working capital requirements and repaying other indebtedness.

Common Shares Payment Election	We may satisfy our obligation to pay the applicable redemption price (excluding any accrued and unpaid interest) or principal amount of the Subordinated Notes by delivering to the Trustee (as defined herein) Common Shares (as defined herein), in which event the holders of the Subordinated Notes shall be entitled to receive cash payments equal to the applicable redemption price (excluding any accrued and unpaid interest) or principal amount from the proceeds of the sale of the requisite Common Shares by the Trustee.

Form and Denomination	The Subordinated Notes will be represented by one or more fully-registered global securities (the “Global Securities”) registered in the name of a nominee of The Depository Trust Corporation (“DTC”). Beneficial interests in the Global Securities will be in denominations of U.S.$25 and integral multiples thereof. Except as described under “Description of the Subordinated Notes” in this Prospectus Supplement and “Description of the Securities” in the accompanying Prospectus, Subordinated Notes in definitive form will not be issued. Beneficial interests in the Global Securities may also be held indirectly through the Canadian Depository for Securities Limited (“CDS”), which is a participant in DTC.

Credit Ratings	The Subordinated Notes have been assigned a preliminary rating of “BBB-” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., “Baa3” by Moody’s Investors Service, Inc. and “BBB (low)” by Dominion Bond Rating Service Limited. See “Credit Ratings” in this Prospectus Supplement. The credit ratings assigned to the Subordinated Notes by the rating agencies are not recommendations to purchase, hold or sell the Subordinated Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

Stock Exchange Listings	We have applied to list the Subordinated Notes offered hereby on the NYSE and TSX. Listing will be subject to our fulfillment of all of the listing requirements of the NYSE and the TSX, respectively. Trading of the Subordinated Notes on the NYSE is

expected to commence within a 30-day period after the date of this Prospectus Supplement. However, there can be no assurance that an active trading market will develop or be sustained. In addition, the Subordinated Notes may trade at a price which does not fully reflect the value of accrued but unpaid interest.

Governing Law	The Subordinated Notes and the Indenture (as defined herein) will be governed by the laws of the State of New York.

RISK FACTORS

      Prospective purchasers of the Subordinated Notes should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus before purchasing the Subordinated Notes offered hereby. For a further description of risks relating to our business and operations, please refer to the “Risk Factors” section in the accompanying Prospectus.

Subordination of Subordinated Notes

      The Subordinated Notes are subordinate and junior in right of payment to all our present and future Senior Indebtedness (See “Description of the Subordinated Notes — Subordination”) and rank senior in right of payment to our 9.75% preferred securities due 2047 and our 9.375% preferred securities due 2048. As of September 30, 2003, we had approximately $1.7 billion of Senior Indebtedness (including net hedging and similar obligations). There are no terms of the Subordinated Notes that limit our ability or our subsidiaries’ ability to incur additional Senior Indebtedness, indebtedness that ranks pari passu with the Subordinated Notes or other indebtedness. In addition, the Subordinated Notes are effectively subordinated to all existing and future third-party indebtedness and other liabilities of our subsidiaries, including partnerships. As of September 30, 2003, our subsidiaries had approximately $1.1 billion of liabilities to third parties, comprised of trade payables and operating lines of credit. See “Risk Factors — Adverse Consequences of Holding Company Structure” in the accompanying Prospectus.

Reinvestment Risk

      After                     , 2008, or at any time following the occurrence of certain tax events, we shall have the option, subject to the satisfaction of certain conditions, to redeem the Subordinated Notes. The redemption price for the Subordinated Notes in such circumstances shall be 100% of the principal amount thereof plus accrued and unpaid interest to the date of such redemption. See “Description of the Subordinated Notes — Optional Redemption” and “Description of the Subordinated Notes — Redemption for Changes in Canadian Tax Law”.

      We may choose to redeem the Subordinated Notes at a time when prevailing interest rates are relatively low. If this occurs, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Subordinated Notes that have been redeemed. The existence of an optional redemption right may adversely impact your ability to sell the Subordinated Notes as the redemption date approaches.

Liquidity Risk

      If you are able to resell your Subordinated Notes, the price you receive will depend on many factors that may vary over time, including the ratings of the Subordinated Notes or the ratings of our other outstanding securities published by major credit rating agencies, the number of potential buyers, the redemption and repayment features of the Subordinated Notes, our financial performance, the amount of indebtedness we have outstanding, the level, direction and volatility of market interest rates, the market for similar securities and the time remaining to the maturity of the Subordinated Notes. As a result of these factors, you may only be able to sell your Subordinated Notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

Effect of Credit Ratings

      Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. The credit ratings assigned to the Subordinated Notes may not reflect the potential impact of all risks related to any trading market for, or trading value of, such Subordinated Notes. In addition, actual or anticipated changes in our credit ratings will generally affect any trading market for, or trading value of, the Subordinated Notes.

No Prior Market for the Subordinated Notes

      Prior to the offering made hereby, there has been no public market for the Subordinated Notes. Although we have applied to list the Subordinated Notes offered hereby on the NYSE and the TSX, listing will be subject to our fulfillment of all of the listing requirements of the NYSE and the TSX, respectively. In the event that the Subordinated Notes are approved for listing on the NYSE or the TSX, there can be no assurance that any active trading market will develop or be sustained. If a trading market does develop, we cannot assure you that you will be able to resell your Subordinated Notes at or above the initial public offering price.

NEXEN INC.

      We are a global oil and gas and chemicals producer incorporated under the laws of Canada and our head office is based in Calgary, Alberta, Canada. We were formed on July 12, 1971, through a reorganization which combined the crude oil, natural gas and sulphur operations of Jefferson Lake Petrochemicals of Canada Ltd., with the Canadian crude oil, natural gas and chemicals operations of Occidental Petroleum Corporation of Los Angeles, California. We have operations in four main areas: conventional oil and gas; synthetic crude oil; oil and gas marketing; and chemicals. The following table outlines our net sales by product for the years ending 2000 to 2002.

Net Sales by Product

	Year ended December 31,

	2002	2001	2000

	(millions of dollars)
Conventional Crude Oil and Natural Gas Liquids	$1,637	$1,421	$1,652
Natural Gas	347	497	425
Synthetic Crude Oil	245	225	199

Total Oil and Gas	2,229	2,143	2,276
Chemicals	367	373	336
Corporate and Other(1)	10	77	93

Total Net Sales	2,606	2,593	2,705

Note

(1)	Includes results of our Moose Jaw Asphalt operation which was disposed of on January 2, 2002. Results from 2002 include results of operations from a natural gas-fired generating facility in Alberta.

Conventional Oil and Gas

      We explore for, develop and produce conventional crude oil, natural gas and related products around the world. Our core assets are located in western Canada, the United States Gulf of Mexico and Yemen, with other producing properties offshore Australia and Nigeria and onshore in Colombia. We generally manage our operations on a country-by-country basis reflecting differences in the regulatory environments and risk factors associated with each country.

      Our growth comes primarily through drilling on our properties, supplemented with strategic acquisitions. This ensures consistent, low-cost growth. We are focused on maximizing value, not volumes. Not all barrels have the same value, so we also focus on capturing high value barrels which provide high netbacks. Our future growth will come from the deep-waters of the Gulf of Mexico, the Athabasca oil sands, the Middle East and offshore West Africa. The basins in these areas offer an optimal combination of prospectivity, attractive fiscal terms and low costs. Technical innovation is a key part of our value growth strategy and we are investing in low cost bitumen upgrading, solvent extraction of heavy oil, coal bed methane, steam assisted gravity drainage (“SAGD”) and deep-water operating technology.

Canada

      Our strategy in Canada is to maximize value from our core operations while we actively pursue emerging sources of supply in the western Canadian sedimentary basin. Our Canadian operations provide steady cash flow and earnings from an established portfolio of light oil, heavy oil, and natural gas assets. We are advancing three promising initiatives for future growth in our conventional activities: high impact gas exploration, coal bed methane development and enhanced recovery technology. Our exploration program targets gas plays in the foothills of Alberta. We have a coal bed methane extraction pilot in central Alberta, and we are testing enhanced oil recovery techniques on our heavy oil fields.

United States

      Our oil and gas assets offshore in the U.S. Gulf of Mexico are an important source of production and reserves growth for Nexen. Our strategy is to exploit our assets fully in the shallow waters of the Gulf while applying the expertise we have gained from over 20 years of operations in the Gulf to produce our deep-water assets, explore our deep-water leases and accelerate development of our deep-water discoveries.

Yemen

      In Yemen, our strategy is to maintain high production rates from our Masila project, fully exploiting the project’s remaining potential, while testing our exploration portfolio of undeveloped land for additional accumulations of hydrocarbons. Yemen’s Masila project represented about 36% of our cash flow in 2002.

      We have a 52% working interest in and operate the Masila project. It is the largest single source of oil production in Yemen and has grown steadily since its discovery in 1990. As of December 31, 2002, the 15 fields that comprise the Masila project have produced over 665 million gross barrels of oil from total gross recoverable reserves of just over one billion barrels. Nexen has the right to produce oil from the Masila fields until 2011 and the right to negotiate a five-year extension. The economics of Masila production are attractive. Historic finding and development costs are approximately U.S.$2 per barrel and operating costs have averaged U.S.$1 per barrel.

      We are actively exploring outside the Masila Block. We have interests in seven exploration blocks comprising over 20 million acres of undeveloped land, the majority of which are located in northeastern Yemen close to the Saudi Arabian border. These blocks are governed by production sharing agreements that have similar fiscal terms to the Masila project.

Synthetic Crude Oil

      A key part of our strategy is the economic development of our bitumen resource to provide low risk, stable future growth. We have a 7.23% joint venture interest in Syncrude Canada Ltd. (“Syncrude”). Syncrude mines shallow deposits of oil sands in Canada, extracts the bitumen and upgrades it to produce synthetic crude oil.

      We also have interests in numerous oil sands leases in the Athabasca region of northern Alberta (one of the largest non-conventional oil deposits in the world) and have acquired the rights to proprietary, patent-protected technology to upgrade bitumen recovered from these leases. These bitumen resources can be produced using SAGD, a technology now being commercialized at several locations in the region. In 2001, we formed a joint venture with OPTI Canada Inc. (“OPTI”) to develop in-situ bitumen using SAGD technology, and to construct a field upgrading facility on the Long Lake property, incorporating OPTI’s patented OrCrudeTM technology. As part of the joint venture agreement, we acquired the exclusive right with OPTI to use the technology within a radius of approximately 100 miles of the Long Lake property, and the right to use the technology elsewhere in the world.

      We estimate that the capital costs of producing and upgrading bitumen based upon this technology will be comparable to those of surface mining and upgrading, on a barrel of daily production basis. In addition, we expect that the project will have significantly lower price risk with respect to input costs, since it will manufacture its hydrogen and fuel gas from internally produced asphaltenes instead of using purchased natural gas. We are the operator of the Long Lake lease and will be responsible for construction, development and operation of the SAGD projects. OPTI will be responsible for design, construction and operation of the upgrader.

Oil and Gas Marketing

      Our marketing operation sells our own crude oil and natural gas production, markets third-party crude oil and natural gas and engages in energy trading through the use of both physical and financial contracts. These activities are intended to enhance price realizations from selling both proprietary and third-party oil and gas production, provide market and business intelligence in support of our oil and gas growth activities, and contribute independent earnings and cashflow.

Chemicals Operations

      We manufacture, market and distribute sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil. We also market a small amount of sodium chlorate and caustic soda in Asia. Over the past several years, we have made significant investments to grow our capacity, expand internationally and lower our overall cost structure in our chemicals operations. These investments have allowed us to maintain a strong position in the bleaching chemicals industry.

RECENT DEVELOPMENTS

Third Quarter Results

      On October 16, 2003, we reported our third quarter financial and operating results by press release and on October 24, 2003, we filed our comparative interim consolidated financial statements (unaudited) and management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2003. Information relating to such third quarter results is included in this Prospectus Supplement under the heading “Selected Consolidated Financial Information”.

Recent Operational Developments

Gulf of Mexico

      Our Gunnison deep-water development project in the Gulf of Mexico remains on schedule and on budget. The truss SPAR production hull has been transported to its location on Garden Banks Block 668 and mooring operations and installation of the production topsides are complete. Construction of the gathering system is also complete and final tie-ins will be conducted during the fourth quarter of 2003.

      Production from the Gunnison field is scheduled to commence in early 2004 at 35 million cubic feet of natural gas and 1,500 barrels of oil per day, net to us, increasing to 50 million cubic feet of gas and 8,500 barrels of oil per day in late 2004. We expect that the current development plan will fill approximately 75% of the design capacity of the facility, leaving room for growth from exploration and the processing of third-party volumes. We have a 30% interest in Gunnison.

      During the third quarter of 2003, the deep-water Shiloh-1 exploration well on Desoto Canyon 269 was drilled to a total depth of over 24,000 feet. The well was logged and cored prior to being suspended pending evaluation of all data. We have a 20% interest in the well.

      We are currently drilling an exploration well at Shark, located in shallow water on South Timbalier 174. This well is exploring for natural gas in deep Miocene-age sands. We plan to drill a third development well in the Aspen field in the fourth quarter of 2003. If successful, we plan to follow with an exploration well at Crested Butte, a direct offset to Aspen. In 2004, we expect to drill an exploratory test of the Gotcha prospect, located on Alaminos Canyon Block 856, adjacent to Shell Offshore Inc.’s announced Great White discovery.

Yemen

      Exploration of Block 51, located immediately west of our Masila project Block 14, continued during the third quarter of 2003. We also commenced appraisal of the Tammum discovery. The first appraisal well, Tammum-2, was drilled approximately 800 meters west of the Tammum-1 discovery well and encountered hydrocarbons. The second appraisal well, Tammum-3, was drilled one kilometre southwest of the discovery well and encountered hydrocarbons, which indicates a thickening trend to the southwest. A fourth appraisal well, Tammum-4, is currently being drilled northwest of the discovery well. A 3-D seismic program is underway to help with the appraisal program and a broader 2-D program is planned to identify further exploration prospects on the block.

      During the third quarter of 2003, the Husn El Kradis (HEK)-1R exploration well was drilled approximately 25 kilometers northwest of Tammum-1 to test for oil in fractured basement. This well encountered water and was abandoned. Further exploration of the area is planned.

West Africa

      During the third quarter of 2003, Elf Petroleum Nigeria Limited, a subsidiary of TotalFinaElf and the operator of deepwater Oil Prospecting License 222 (“OPL 222”), announced a significant extension of the Usan field discovery. The Usan-4 appraisal well, located approximately 110 kilometres offshore and 5 kilometres south of the Usan-1 discovery well in water depths of approximately 750 metres, is the third successful appraisal of the Usan field, which was discovered in 2002. Two zones were tested in the Usan-4 well and flowed at 4,400 and 6,300 barrels of oil per day under restricted flow conditions. The Usan-4 well confirmed the presence of commercial quantities of oil, as well as additional potential in previously untested reservoirs.

      Nigerian National Petroleum Corp. is the concessionaire for OPL 222 under a production sharing contract operated by Elf Petroleum Nigeria Ltd. (20%), in partnership with Chevron Petroleum Nigeria Ltd. (30%), Esso Exploration & Production Nigeria (Offshore East) (30%) and Nexen Petroleum Nigeria Ltd. (20%).

      In October of 2003, we acquired a 25% interest in Block K, a deep water Production Sharing Contract located 100 kilometers offshore Equatorial Guinea. We will operate Block K in partnership with Repsol Exploracion Guinea, S.A. (25%) and Vanco Equatorial Guinea Ltd. (50%). Block K is on trend with the 300 million barrel Ceiba field and other discoveries on Block G to the north. We plan to complete seismic reprocessing and drill one exploration well in the second quarter of 2004.

Athabasca Oil Sands

      Our Long Lake oil sands project cleared a significant regulatory hurdle during the third quarter of 2003, receiving the approval of the Alberta Energy and Utilities Board. Our SAGD pilot project is performing as anticipated and Long Lake bitumen is currently being processed through the primary upgrader demonstration plant. Detailed engineering is approaching 15% completion and we expect to finalize cost estimates and make a decision on commercial development by the end of 2003. Upon approval of the project by us and OPTI, facilities construction will begin in 2004, bitumen production is scheduled to commence in 2006 and the upgrader start-up is scheduled to commence in 2007. This project is expected to increase our crude oil production in 2007 by 30,000 barrels of oil per day at a cost of $1.5 billion.

      Syncrude’s Stage 3 expansion proceeded as expected in the third quarter of 2003. Mine site development is 98% complete and bitumen production testing commenced in October of 2003. The upgrader expansion is 30% complete, with completion targeted for mid-2005. Our 7.23% share of Syncrude’s production is expected to increase to over 25,000 barrels of oil per day with the completion of Syncrude’s Stage 3 expansion.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following tables set forth selected consolidated financial information as at and for the nine months ended September 30, 2003 and 2002 and as at and for the years ended December 31, 2002, 2001 and 2000, prepared in accordance with Canadian and U.S. GAAP. The selected consolidated financial information for the nine month periods ended September 30, 2003 and 2002 has been derived from our unaudited interim consolidated financial statements. The selected consolidated financial information as at and for the years ended December 31, 2002, 2001 and 2000 has been derived from our consolidated financial statements audited by Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002) and by Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for the years ended December 31, 2001 and December 31, 2000). The following tables should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)

	(millions of dollars)
Canadian GAAP
Income Statement Items:
Net Sales	$2,248	$1,825	$2,606	$2,593	$2,705
Income before Depreciation, Depletion and Amortization, Interest and Provision for Income Taxes	1,552	1,084	1,510	1,491	1,808
Depreciation, Depletion and Amortization	566	522	720	625	667
Interest	76	80	109	112	132
Provision for Income Taxes	215	159	229	304	407
Net Income	695	323	452	450	602
Cash Flow Statement Items:
Cash Flow from Operating Activities	1,242	869	1,322	1,566	1,329
Capital Expenditures	1,097	1,179	1,625	1,404	915
Balance Sheet Items (at period end):
Cash and Short-Term Investments	354	123	59	61	110
Total Assets	6,589	6,339	6,560	5,325	5,551
Short-Term Borrowings	0	31	18	51	68
Long-Term Debt	1,624	1,942	1,844	1,484	1,523
Shareholders’ Equity	2,836	2,205	2,348	1,904	1,460

	Nine Months ended
	September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)

	(millions of dollars)
U.S. GAAP
Income Statement Items:
Net Sales	$2,248	$1,825	$2,606	$2,593	$2,705
Income before Depreciation, Depletion and Amortization, Interest and Provision for Income Taxes	1,495	1,084	1,504	1,491	1,808
Depreciation, Depletion and Amortization	604	557	773	671	710
Interest	126	134	181	182	200
Provision for Income Taxes	275	138	198	273	376
Net Income	490	255	352	365	522
Cash Flow Statement Items:
Cash Flow from Operating Activities	1,158	767	1,170	1,417	1,187
Capital Expenditures	1,097	1,179	1,625	1,404	915
Balance Sheet Items (at period end):
Cash and Short-Term Investments	354	123	59	61	110
Total Assets	6,838	6,580	6,764	5,609	5,874
Short-Term Borrowings	0	31	18	51	68
Long-Term Debt	2,259	2,698	2,575	2,242	2,238
Shareholders’ Equity	2,221	1,685	1,812	1,414	1,050

SELECTED OPERATING INFORMATION

      In the following tables, “mbbls” and “mmbbls” means thousand barrels, and million barrels, respectively, “mmcf” and “bcf” means million cubic feet and billion cubic feet, respectively, “mboe” and “mmboe” means thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, with natural gas converted to oil on the basis of six thousand cubic feet of natural gas equals one barrel of oil. The notation “/d” indicates that the figure is given per day.

Summary of Oil and Gas Production

      Our oil and gas production for the years ended December 31, 2002, 2001 and 2000 and the nine months ended September 30, 2003 was as follows. All figures are reported after royalties.

	Nine Months ended	Year ended December 31,
	September 30,
	2003	2002	2001	2000

Oil and Liquids (mbbls/d)
Canada	36.9	43.4	48.3	44.0
United States	25.0	8.2	8.3	9.3
Yemen	57.2	55.8	55.5	50.7
Australia	5.9	10.3	9.6	12.0
Other Countries	4.9	5.2	5.3	5.4
Syncrude	15.3	16.5	15.5	12.1

	145.2	139.4	142.5	133.5

	Nine Months ended	Year ended December 31,
	September 30,
	2003	2002	2001	2000

Natural Gas (mmcf/d)
Canada	125	128	147	135
United States	123	93	99	92

	248	221	246	227

Total (mboe/d)	187	176	184	171

Summary of Oil and Gas Reserves

      The following oil and gas information is provided in accordance with the U.S. Financial Accounting Standards Board Statement No. 69 “Disclosures about Oil and Gas Producing Activities”. Our net proved reserves as at December 31 for each of the years indicated are disclosed below. The net proved reserves represent management’s best estimate of proved oil and natural gas reserves after royalties. We assess 100% of our reserves estimates internally each year and at least 80% of the reserves have been assessed by independent consultants. For more information regarding our reserves see “Item 8 — Financial Statements and Supplementary Financial Information — Reserve Quantity Information”, in our Annual Report on Form 10-K dated February 24, 2003.

	Proved Developed and
	Undeveloped Reserves(4)

	as at December 31,

	2002	2001	2000

Conventional Oil and Gas
Oil (mmbbls)
Canada	156	157	166
United States	58	28	18
Yemen(1)	100	111	107
Australia	3	2	5
Other(2)	7	11	4

Total Oil	324	309	300
Gas (bcf)
Canada	524	546	509
United States	279	245	164

Total Gas	803	791	673
Synthetic Crude Oil (mmbbls)(3)
Syncrude	226	231	203

Total barrels of oil equivalent (mmboe)	684	672	615

Notes:

(1)	Under the terms of the Masila production sharing contract, production is divided into cost recovery oil and profit oil. Cost recovery oil provides for the recovery of all our costs and those of our partners. Remaining production is profit oil, which is shared between the partners and the Government of Yemen based on production rates, with the partners’ share ranging from 20% to 33%. The Government’s share of profit oil represents their royalty interest and an amount for income taxes payable in Yemen. Yemen’s net proved reserves include our share of future cost recovery and profit oil after the Government’s royalty interest but before reserves relating to income taxes payable. Under this method, reported reserves will increase as oil prices decrease (and vice versa) since the barrels necessary to achieve cost recovery change with prevailing oil prices.

(2)	Represents reserves in Nigeria and Colombia. (2001 — Nigeria and Colombia; 2000 — Nigeria).

(3)	U.S. Securities and Exchange Commission regulations define these reserves as mining-related and not part of conventional oil and gas reserves. For management purposes, we view these reserves and their development as integral to our oil and gas operations. In 2002, Syncrude moved to generic royalty terms that provide for a royalty of 25% on net revenues after all costs have been recovered, subject to a minimum 1% gross royalty. Under this royalty regime, reported reserves will increase as oil prices decrease (and vice versa) since the barrels necessary to recover costs change with prevailing oil prices.

(4)	“Proved” oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered “proved” if they can be produced economically, as demonstrated by either actual production or conclusive formation tests. “Proved developed” oil and gas reserves are expected to be recovered through existing wells with existing equipment and operating methods.

USE OF PROCEEDS

      The net proceeds to us from this offering of Subordinated Notes will be approximately U.S.$                    (approximately U.S.$                    if the underwriters exercise in full their over-allotment option), after deducting underwriting commissions and the estimated expenses related to the offering of approximately U.S.$                    . We intend to use the net proceeds from the sale of the Subordinated Notes to redeem our outstanding 9.75% preferred securities due 2047, the outstanding principal amount of which, plus accrued and unpaid interest, at the expected date of redemption will be U.S.$                    . We intend to use the balance of approximately U.S.$                    for general corporate purposes, which may include financing our capital expenditure program, working capital requirements and repaying other indebtedness.

CONSOLIDATED CAPITALIZATION

      The following table sets forth our consolidated cash and short-term investments, short-term borrowings and consolidated capitalization as at September 30, 2003 and as at September 30, 2003 as adjusted to give effect to the issuance and sale of the Subordinated Notes offered hereby and the application of all of the estimated net proceeds therefrom as described under “Use of Proceeds”.

	September 30, 2003

	Actual	As Adjusted

	(unaudited)

	(millions of dollars)
Cash and Short-Term Investments	$354		$354

Short-Term Borrowings	$0		$0

Long-Term Debt
Unsecured Syndicated Term Credit Facilities(1)	$—		$—
Unsecured 7.125% Redeemable Notes, due 2004(2)	304		304
Unsecured 6.85% Redeemable Debentures, due 2006(3)	100		100
Unsecured 6.45% Redeemable Medium Term Notes, due 2007(4)	150		150
Unsecured 6.3% Redeemable Medium Term Notes, due 2008(5)	125		125
Unsecured 7.4% Redeemable Notes, due 2028(6)	270		270
Unsecured 7.875% Redeemable Notes, due 2032(7)	675		675
Subordinated Notes offered hereby(8)	—

	1,624

Shareholders’ Equity
9.75% Preferred Securities due 2047(9)	393		—
9.375% Preferred Securities due 2048(10)	331		331
Common Shares(11) (12)	471		471
Retained Earnings	1,706		1,706
Cumulative Foreign Currency Translation Adjustment	(65)		(65)
Subordinated Notes offered hereby(8)	—

	2,836

Total Capitalization	$4,460	$

Notes:

(1)	We have committed unsecured revolving term credit facilities totaling $1,656 million, of which $1,246 million is available for five years ending 2008 and $410 million is available for four years ending 2007. Amounts available under the facilities are extendable at each lender’s option on an annual basis. No repayments are required until the end of the availability period. Borrowings are available in the form of Canadian bankers’ acceptances, LIBOR-based loans, Canadian prime loans or U.S. dollar base rate loans. Interest is payable at a floating rate. During 2002, the weighted average interest rate was 2.5% (2001 — 6.0%).

(2)	During February 1999, we issued U.S.$225 million principal amount of notes. Interest is payable semi-annually at a rate of 7.125% and the principal is to be repaid in February 2004. The notes are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes. We intend to refinance this obligation with existing long-term credit facilities, and accordingly, the notes have not been included in our short-term liabilities at September 30, 2003.

(3)	During November 1996, we issued $100 million of unsecured 10 year redeemable debentures. Interest is payable semi-annually at a rate of 6.85% and the principal is to be repaid in November 2006. In December 1996, $50 million of this obligation was effectively converted through an interest rate and currency exchange contract with a Canadian chartered bank to a U.S.$37 million liability bearing interest at an effective rate of 6.75% for the term of the debentures. The debentures are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada bond having a term to maturity equal to the remaining term of the debentures plus 0.10%.

(4)	During July 1997, we issued $150 million principal amount of notes. Interest is payable semi-annually at a rate of 6.45% and the principal is to be repaid in July 2007. The notes are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada bond having a term to maturity equal to the remaining term of the notes plus 0.125%.

(5)	During October 1997, we issued $125 million principal amount of notes. Interest is payable semi-annually at a rate of 6.30% and the principal is to be repaid in June 2008. The notes are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada bond having a term to maturity equal to the remaining term of the notes plus 0.125%.

(6)	During April 1998, we issued U.S.$200 million principal amount of notes. Interest is payable semi-annually at a rate of 7.40% and the principal is to be repaid in May 2028. The notes are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes plus 0.25%.

(7)	During March 2002, we issued U.S.$500 million principal amount of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032. The notes are redeemable, in whole or in part, at any time by us at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes plus 0.375%. Included in deferred charges and other assets in our balance sheet as at December 31, 2002 is a debt discount of U.S.$14 million.

(8)	In accordance with Canadian GAAP, the Subordinated Notes are classified for financial statement purposes as being partially shareholders’ equity and partially long-term debt. Under U.S. GAAP, the entire amount of the Subordinated Notes would be classified as long-term debt.

(9)	During October 1998, we issued U.S.$259 million of unsecured junior subordinated preferred securities (“preferred securities”). Interest is payable quarterly at a rate of 9.75% and the principal is to be repaid in October 2047. The preferred securities are redeemable, in whole or in part, on or after October 30, 2003, by us at par. We may defer, subject to certain conditions, up to 20 consecutive quarterly interest payments and may satisfy our interest, principal or redemption payments through the issuance of common shares. Under U.S. GAAP, the preferred securities would be classified as long-term debt rather than shareholders’ equity. We intend to redeem these preferred securities with the proceeds of this offering.

(10)	During February 1999, we issued U.S.$217 million of preferred securities. Interest is payable quarterly at a rate of 9.375% and the principal is to be repaid in March 2048. The preferred securities are redeemable, in whole or in part, on or after February 9, 2004, by us at par. We may defer, subject to certain conditions, up to 20 consecutive quarterly interest payments and may satisfy our interest, principal or redemption payments through the issuance of common shares. Under U.S. GAAP, the preferred securities would be classified as long-term debt rather than shareholders’ equity.

(11)	Authorized share capital consists of an unlimited number of Class A preferred shares of no par value and an unlimited number of common shares of no par value. At September 30, 2003, there were 124,061,475 common shares outstanding and no Class A preferred shares outstanding.

(12)	At September 30, 2003, there were outstanding options to purchase 8,776,267 common shares.

DESCRIPTION OF THE SUBORDINATED NOTES

      The following is a description of the principal terms of the Subordinated Notes. This description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the trust indenture to be entered into between us and Deutsche Bank Trust Company Americas (the “Trustee”) and the officer’s certificate to be executed in connection with the establishment of the terms of the Subordinated Notes (collectively, the “Indenture”). The Indenture will be qualified as an indenture under the United States Trust Indenture Act of 1939, and the Trustee will be eligible to act as trustee for purposes of compliance with the United States Trust Indenture Act of 1939. A copy of the form of the Indenture has been filed with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the registration statement of which the accompanying Prospectus forms a part.

      Where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summary, which is qualified in its entirety by such reference. As used under this heading “Description of the Subordinated Notes”, all references to “we”, “us”, “our” and “Nexen” shall mean Nexen Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries. All capitalized words used under this heading “Description of the Subordinated Notes” and not defined herein or in the accompanying Prospectus have the meanings provided for in the Indenture.

General

      The Subordinated Notes will be unsecured subordinated debentures under the Indenture initially issued in the aggregate principal amount of U.S.$                    (an additional U.S.$ principal amount of Subordinated Notes will be issued if the underwriters exercise in full their over-allotment option). We may, from time to time, without the consent of the holders of the Subordinated Notes, issue additional securities under the Indenture as one or more additional series of subordinated debt securities, including subordinated debt securities with terms different from the Subordinated Notes offered hereby.

      We may also, from time to time, without the consent of the holders of the Subordinated Notes, issue additional Subordinated Notes that rank equally and have the same terms as the Subordinated Notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional Subordinated Notes, or except for the first payments of interest following the issue date of such additional Subordinated Notes) so that such additional Subordinated Notes may be consolidated and form a single series with these Subordinated Notes.

      The Subordinated Notes will not be subject to a sinking fund provision. The principal amount of the Subordinated Notes plus accrued and unpaid interest thereon will become due on                     , 2043 and will be payable in cash. At our option, we may satisfy our obligation to pay such principal amount by delivering Common Shares to the Trustee, in which event the holders of Subordinated Notes shall be entitled to receive cash payments equal to such principal amount from the proceeds of the sale of such Common Shares. See “— Common Shares Payment Election” below.

      The Subordinated Notes will be issued in fully registered form only in denominations of U.S.$25 and integral multiples thereof. The Subordinated Notes will initially be issued as Global Securities. Beneficial interests in the Global Securities representing the Subordinated Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including CDS. See “— The Depositary, Book-Entry and Settlement” below. As described herein, under certain limited circumstances, the Subordinated Notes may be issued in certificated non-book-entry form in exchange for interests in the Global Securities. See “— Discontinuance of Depositary’s Services” below. Payments on Global Securities will be made to DTC or a successor depositary.

Subordination

      The Subordinated Notes are subordinate and junior in right of payment to all Senior Indebtedness (as defined below), whether outstanding at the date of the Indenture or thereafter incurred. No payment of principal (including redemption payments) or interest on the Subordinated Notes may be made:

•	if any of our Senior Indebtedness is not paid when due;

•	if any applicable grace period with respect to a payment default on our Senior Indebtedness has ended and such default has not been cured or waived or ceased to exist; or

•	if the maturity of any of our Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded and annulled or such Senior Indebtedness repaid in accordance with its terms.

      In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or similar proceedings relative to us or our creditors or assets, or any liquidation, dissolution or winding up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshalling of our assets and liabilities (each, an “Insolvency Event”) the holders of Senior Indebtedness shall be entitled to receive payment in full, or provision shall be made for such payment, before holders of Subordinated Notes shall be entitled to receive any payment or distribution of any kind or character, on account of principal or interest on the Subordinated Notes or on account of any purchase or other acquisition of Subordinated Notes by us or any of our subsidiaries (all such payments, distributions, purchases and acquisitions being, individually and collectively, a “Subordinated Note Securities Payment”) on any Subordinated Notes.

      If either the Trustee or a holder of Subordinated Notes receives a Subordinated Note Securities Payment with knowledge of an Insolvency Event and prior to payment in full of all Senior Indebtedness, the Trustee or holder shall hold in trust for the benefit of holders of Senior Indebtedness any such Subordinated Note Securities Payment, or pay over or deliver such Subordinated Note Securities Payment to the trustee in bankruptcy, receiver or other person distributing our assets for purposes of paying in full all Senior Indebtedness remaining unpaid.

      In the event of our insolvency, upon any distribution of our assets, our unsecured creditors who are not holders of Subordinated Notes or holders of Senior Indebtedness may recover more, ratably, than the holders of Subordinated Notes.

      The term “Senior Indebtedness” means with respect to us:

(a)	the principal (including redemption payments), premium, if any, interest and other payment obligations in respect of (i) our indebtedness for money borrowed and (ii) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any indenture or other instrument to which we are a party (including, for the avoidance of doubt but subject to clauses (A) and (B) of this sentence set forth below, indentures pursuant to which subordinated debentures have been or may be issued);

(b)	all of our capital, operating or other lease obligations;

(c)	all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all hedging agreements and agreements of a similar nature thereto (including interest rate, currency or commodity swap agreements and commodity purchase and sale agreements) and all agreements relating to any such agreements, and all our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all of our obligations for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(e)	all obligations of the type referred to in clauses (a) through (d) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

(f)	all obligations of the type referred to in clauses (a) through (e) above of other persons secured by any lien on any of our property or assets (whether or not such obligation is assumed by us);

in each case whether outstanding at the date of the Indenture or thereafter incurred, except for (A) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms, providing that it is subordinate to or ranks pari passu with the Subordinated Notes, (B) our 9.75% preferred securities due 2047 and our 9.375% preferred securities due 2048 outstanding on the date of the Indenture (it being understood that the Subordinated Notes rank senior in right of payment to the preferred securities due 2047 and 2048), and (C) any indebtedness between us and our affiliates.

      Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions of the Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such Senior Indebtedness and the Trustee or any of the holders of the Subordinated Notes.

      As of September 30, 2003, we had approximately $1.7 billion of Senior Indebtedness (including net hedging and similar obligations). Our Subordinated Notes will also be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries except to the extent that we are a creditor of such subsidiaries ranking at least pari passu with other such creditors. As of September 30, 2003, our subsidiaries, including partnerships, had approximately $1.1 billion of liabilities to third parties, comprised of trade payables and operating lines of credit. The Indenture does not limit the aggregate amount of indebtedness, including Senior Indebtedness and pari passu indebtedness, that may be incurred by us, or the amount of indebtedness or other obligations that may be incurred by our subsidiaries. See “Risk Factors — Subordination of Subordinated Notes” in this Prospectus Supplement and “Risk Factors — Adverse Consequences of Holding Company Structure” in the accompanying Prospectus.

      The Indenture and the Subordinated Notes do not contain any covenants or other provisions designed to afford holders of the Subordinated Notes protection in the event of a highly leveraged transaction involving any of our subsidiaries or us.

Optional Redemption

      We may redeem the Subordinated Notes at our option, in whole or in part, at any time and from time to time, on or after                     , 2008, on not less than 30 days and not more than 60 days prior written notice, at a price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption. The principal and interest payable on any redemption date are payable by us in cash. At our option, we may deliver our Common Shares to the Trustee to be sold by the Trustee with the cash proceeds used to repay the redemption price (excluding any accrued and unpaid interest) of the Subordinated Notes. See “— Common Shares Payment Election” below.

Redemption for Changes in Canadian Tax Law

      We have the right to redeem, at any time, the Subordinated Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(a)	we determine that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or the applicable jurisdiction or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after , 2003 in the case of Additional Amounts (as defined below) or, in the case of Reorganization Additional Amounts, on or after the date on which we become subject to the laws of the applicable jurisdiction, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization

Additional Amounts with respect to the Subordinated Notes, or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Notes in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute, or (ii) on or after , 2003 in the case of Additional Amounts or, in the case of Reorganization Additional Amounts, on or after the date on which we become subject to the laws of the applicable jurisdiction, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or the applicable jurisdiction or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the opinion of our counsel, will result in our obligation to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to the Subordinated Notes or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Notes in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute; and

(b)	we, in our business judgment, determine that any such obligation under (a) above cannot be avoided by the use of reasonable measures available to us;

provided, however, that (i) no such notice of redemption may be given earlier than 60 days nor later than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts or Reorganization Additional Amounts were a payment in respect of the Subordinated Notes then due or on which we would be denied the deduction of interest paid or payable in respect of the Subordinated Notes, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Reorganization Additional Amounts or such denial of the deductibility of interest remains in effect.

      The redemption price for the Subordinated Notes in any such circumstance shall be 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. The redemption price is payable in cash or, at our option with respect to such principal amount, by delivery of Common Shares to the Trustee, in which event the holders of the Subordinated Notes shall be entitled to receive cash payments equal to such principal amount from the proceeds of the sale of the requisite Common Shares by the Trustee. See “— Common Shares Payment Election” below.

Canadian Withholding Taxes

      All payments made by or on behalf of us under or with respect to the Subordinated Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

      If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Subordinated Notes, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Subordinated Notes after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder of Subordinated Notes would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Subordinated Notes (an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of Subordinated Notes or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes.

      We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will furnish to the holders of the Subordinated Notes, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded Holder) and, upon written request, reimburse each such holder for the amount excluding any Additional Amounts that have been previously been paid by us with respect thereto of: (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Subordinated Notes; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) in this paragraph. All references herein to the payment of the principal of or interest on any Subordinated Notes shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.

      The foregoing obligations shall survive any termination, defeasance or discharge of the Indenture.

Interest

      The Subordinated Notes shall bear interest from                     , 2003 payable in U.S. dollars, at the rate of            % per annum payable quarterly in arrears, on                     ,                     ,                     and                     of each year, commencing                     , 2004 (each an “Interest Payment Date”) to the person in whose name such Subordinated Notes are registered at the close of business on the relevant record date, subject to certain exceptions. The relevant record date for the payment of interest on an Interest Payment Date for such Subordinated Notes will be the preceding                     ,                     ,                     and                     , as applicable.

      The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Notes is not a Business Day, then payment of the interest otherwise due on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. Interest payments will be made in an amount equal to the interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment (or from and including the date of original issue, if no interest has been paid or duly made available for payment) to but excluding the applicable Interest Payment Date or Maturity Date (as defined below), as the case may be.

Common Shares Payment Election

      We may elect, from time to time, to pay the applicable redemption price (excluding any accrued and unpaid interest) or the principal amount of the Subordinated Notes on the date it is payable under the Indenture (a “Maturity Date”) by delivering Common Shares in accordance with the Indenture (the “Common Shares Payment Election”). The Indenture provides that, upon such election, the Trustee, either directly or by or through an agent, will:

•	accept delivery of Common Shares from us;

•	accept bids with respect to, and consummate sales of, such Common Shares, each as we shall direct in our absolute discretion;

•	invest the proceeds of such sales in short-term U.S. Government Obligations (as defined in the Indenture), which mature prior to the Maturity Date, and use the proceeds received from such U.S. Government Obligations, together with any proceeds from the sale of Common Shares not invested as aforesaid, to pay the applicable redemption price (excluding any accrued and unpaid interest) or principal amount of the Subordinated Notes; and

•	perform any other action necessarily incidental thereto.

      We shall make a Common Shares Payment Election by delivering a written notice (a “Common Shares Election Notice”) to the Trustee no later than the earlier of (a) the date required by applicable law or the rules of any stock exchange on which the Subordinated Notes are then listed or (b) 15 days prior to the Maturity Date to which the Common Shares Payment Election relates. The Trustee shall, in accordance with such notice, deliver requests for bids (each a “Common Shares Bid Request”) to investment banks, brokers or dealers selected by us. Such notice shall direct the Trustee to solicit and accept only such bids, and the Common Shares Bid Request shall make the acceptance of any bid conditional on the acceptance of such bids, that together shall provide for the delivery and sale of Common Shares against payment of the Common Shares Election Amount (less any amount attributable to any fractional Common Shares) on the Common Shares Delivery Date.

      The Common Shares Election Notice will provide for, and all such bids will be subject to, our right, by delivering written notice to the Trustee at any time prior to the consummation of such delivery and sale on the Common Shares Delivery Date, to withdraw the Common Shares Payment Election (which will have the effect of withdrawing the Common Shares Bid Request), whereupon we will be obligated to pay in cash the redemption price or principal amount of the Subordinated Notes.

      The Trustee will inform us promptly following the receipt of any bid or bids for Common Shares. The Trustee will accept such bid or bids as we (in our absolute discretion) shall direct, provided that the aggregate proceeds of all such sales on the Common Shares Delivery Date must equal the Common Shares Election Amount (less any amount attributable to any fractional Common Shares). In connection with any bids so accepted, we, the Trustee and the applicable bidders will, not later than the Common Shares Delivery Date, enter into a Common Shares Purchase Agreement in such form as is reasonably satisfactory to us, the Trustee and the applicable bidders, and will comply with all applicable laws, including the securities laws of the United States and Canada and any other applicable state, provincial or territorial securities laws in the United States or Canada, the laws, rules and regulations of any stock exchange on which the Common Shares are then listed and the rules and regulations of any jurisdiction in which the Common Shares may be offered for sale. We will pay all fees and expenses in connection with each Common Shares Purchase Agreement.

      Provided that:

•	all conditions specified in each Common Shares Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the Common Shares Election Amount; and

•	the purchasers under the Common Shares Purchase Agreements shall be ready, willing and able to perform thereunder, in each case on the Common Shares Delivery Date;

we shall, on the Common Shares Delivery Date, deliver to the Trustee the Common Shares to be sold on such date, cash in an amount equal to the value of any fractional shares and the accrued and unpaid interest in respect of the Subordinated Notes, and an officer’s certificate to the effect that all conditions precedent to such sales, including those set forth in the Indenture and in each Common Shares Purchase Agreement, have been satisfied.

      Upon such deliveries, the Trustee shall consummate such sales on such Common Shares Delivery Date by delivery of the Common Shares to such purchasers against payment to the Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Shares Election

Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Subordinated Notes in respect of such redemption price or principal amount of the Subordinated Notes, plus, in each case, accrued and unpaid interest, will be to receive the same from the Trustee out of the proceeds of such sale of Common Shares (plus any amount received by the Trustee from us attributable to any fractional Common Shares or accrued and unpaid interest on such Subordinated Notes) in full satisfaction of our obligation to pay such redemption price or principal amount of the Subordinated Notes, plus, in each case, accrued and unpaid interest, and the holder of such Subordinated Notes will have no further recourse to us in respect of such redemption price or principal amount of the Subordinated Notes, nor in respect of any accrued and unpaid interest.

      On the Common Shares Delivery Date the Trustee shall:

•	use the sale proceeds of the Common Shares (together with any cash received from us in respect of any fractional Common Shares and the accrued and unpaid interest in respect of the Subordinated Notes) to purchase, to the extent the Trustee is able to do so, short-term U.S. Government Obligations which mature prior to the Maturity Date and which the Trustee is required to hold until maturity (the “Common Shares Proceeds Investment”); and

•	deposit the balance, if any, of such sale proceeds and cash, if any, received in respect of fractional Common Shares and accrued and unpaid interest in the Property Account.

      The Trustee shall hold the Common Shares Proceeds Investment and all amounts from time to time deposited in the Property Account under its exclusive control and shall hold the same (other than income earned on any Common Shares Proceeds Investment) in an irrevocable trust for the benefit of the holders of the Subordinated Notes. To the extent that the Trustee shall receive any proceeds of the Common Shares Proceeds Investment earlier than the Business Day immediately preceding the Maturity Date, the Trustee shall deposit such proceeds in the Property Account and, no later than one Business Day prior to the Maturity Date, the Trustee shall deposit amounts from the proceeds of the Common Shares Proceeds Investment in the Property Account to bring the balance of the Property Account to the Common Shares Election Amount.

      On the Maturity Date, the Trustee shall apply the funds held in the Property Account to payment of the redemption price or principal amount of the Subordinated Notes, plus, in each case, accrued and unpaid interest, to the holders of the Subordinated Notes entitled thereto pursuant to the Indenture and shall remit amounts, if any, in respect of income earned on the Common Shares Proceeds Investment or otherwise in excess of the Common Shares Election Amount, plus accrued and unpaid interest, to us.

      We will indemnify and hold harmless the Trustee and (on an after-tax basis) the holders of Subordinated Notes, and any person who controls any such holder within the meaning of any applicable securities laws, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any such person in connection with defending or investigating any such action or claim) caused by or arising in connection with any Common Shares Payment Election or any withdrawal thereof, except in each case for any such losses, claims, damages or liabilities caused by any such person’s gross negligence or willful misconduct. If the indemnification provided for in this paragraph shall be unavailable to an indemnified person or insufficient in respect of any losses, claims, damages or liabilities referred to herein, then we shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect our relative fault and that of such indemnified person and any other equitable considerations.

      Notwithstanding the foregoing, we will not be permitted to satisfy our obligations to pay the redemption price (excluding any accrued and unpaid interest) or principal amount of the Subordinated Notes through the delivery of Common Shares if, on the Common Shares Delivery Date, the Common Shares are not then listed on a significant stock exchange in Canada or the United States. Neither our making of the Common Shares

Payment Election nor the consummation of sales of Common Shares on the Common Shares Delivery Date will:

•	result in the holders of the Subordinated Notes not being entitled to receive cash in an aggregate amount equal to the redemption price or principal amount of the Subordinated Notes plus, in each case, accrued and unpaid interest and other amounts, if any, thereon on the Maturity Date; or

•	entitle or oblige such holders to receive any Common Shares in satisfaction of our obligation to pay the redemption price or principal amount of the Subordinated Notes.

Definitions

      The term “Common Shares” means common shares without nominal or par value in our capital.

      The term “Common Shares Bid Request” means a request for bids made in accordance with the Common Shares Election Notice and which makes the acceptance of any bid conditional on the acceptance of sufficient bids to allow for the payment of the Common Shares Election Amount on the Common Shares Delivery Date.

      The term “Common Shares Delivery Date” means a date, no more than 90 days and no less than one Business Day prior to the payment date, upon which Common Shares are delivered by us for purchase pursuant to a Common Shares Election Notice.

      The term “Common Shares Election Amount” means an amount of aggregate proceeds, based on the bids obtained pursuant to the Common Shares Bid Request, of the sale of Common Shares on a Common Shares Delivery Date, equal to, and not exceeding, the redemption price (excluding any accrued and unpaid interest) or principal amount of the Subordinated Notes payable on the Maturity Date.

      The term “Common Shares Purchase Agreement” means an agreement in customary form among us, the Trustee and the persons making acceptable bids pursuant to a Common Shares Bid Request which complies with all applicable laws, including the United States Securities Act of 1933, the United States Securities and Exchange Act of 1934 (the “Exchange Act”), the applicable securities laws of Canada and any other applicable state, provincial or territorial securities laws in the United States or Canada, the rules and regulations of any stock exchange on which the Common Shares are then listed and the laws, rules and regulations of any jurisdiction in which the Common Shares may be offered for sale.

      The term “Property Account” means a segregated non-interest bearing trust account, established and maintained by, in the name of and under the exclusive control of the Trustee as custodian for and on behalf of the holders of Subordinated Notes, which account shall be maintained with the Trustee or a banking institution whose long-term unsecured indebtedness has a rating of at least “A” with Standard & Poor’s Rating Service, or at least “A” with Moody’s Investors Service, Inc. or an equivalent rating assigned by a nationally recognized statistical rating organization. Funds deposited in the Property Account shall be held uninvested until disbursed in accordance with the Indenture.

Limitation on Transactions

      If there shall have occurred and be continuing any event of default as contemplated in the Indenture, then (a) we shall not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital stock (other than (i) as a result of an exchange or conversion of any class or series of our capital stock or rights to acquire such capital stock for any other class or series of our capital stock or rights to acquire such capital stock, (ii) the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (iii) dividends paid or distributions made on our capital stock or rights to acquire such capital stock with our capital stock or rights to acquire such capital stock, (iv) purchases of capital stock in connection with the satisfaction by us of our obligations under, and in accordance with the terms of, any of our benefit plans for our directors, officers, employees or other persons within the definition of “employee” under any such employee benefit plan, or (v) the repurchase or redemption of rights issued under any shareholder rights plan) and (b) we shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities or indebtedness for borrowed money (excluding, for the avoidance of doubt, Senior Indebtedness, in respect of which such payments, repayments, repurchases and redemptions may be made at any time and from time to time) issued or incurred by us that rank pari passu with or junior to the Subordinated Notes.

The Depositary, Book-Entry and Settlement

      DTC will act as securities depositary for the Subordinated Notes. The Subordinated Notes may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below. Beneficial interests in the Global Securities may also be held indirectly through CDS, which is a participant in DTC, subject to the procedures and requirements of CDS.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including CDS (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

      Purchases of Subordinated Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Subordinated Notes on DTC’s records. The ownership interest of each actual purchaser of Subordinated Notes (a “Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which the Beneficial Owners hold Subordinated Notes. Transfers of ownership interests in the Subordinated Notes will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Subordinated Notes, except under the limited circumstances described below.

      To facilitate subsequent transfers, all the Subordinated Notes deposited by Participants with DTC will be registered in the name of Cede & Co. The deposit of Subordinated Notes with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the Subordinated Notes. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such Subordinated Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

      Redemption notices shall be sent to Cede & Co. If less than all of the Subordinated Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such Subordinated Notes to be redeemed.

      Neither DTC nor Cede & Co. will itself consent or vote with respect to the Subordinated Notes. Under its usual procedures, DTC will mail an omnibus proxy to the Direct Participants as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Subordinated Notes are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of Subordinated Notes.

      Payments of interest on the Subordinated Notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of interest to DTC is the responsibility of us, disbursements of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

      Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of Subordinated Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect Participants to exercise any rights under the Subordinated Notes. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities as represented by a global certificate.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we will take no responsibility for the accuracy thereof.

      Neither the Trustee nor us will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Discontinuance of Depositary’s Services

      A Global Security shall be exchangeable for Subordinated Notes registered in the names of persons other than DTC or its nominee or a successor depositary or other depositary or its nominee only if:

•	DTC or such successor depositary, as applicable, notifies us that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed by us within 90 days;

•	DTC or such successor depositary, as applicable, at any time, ceases to be a clearing agency registered under the Exchange Act at which time DTC or such successor depositary, as applicable, is required to be so registered to act as such depositary and no successor depositary shall have been appointed by us within 90 days;

•	we, in our sole discretion, determine that such Global Security shall be so exchangeable; or

•	there shall have occurred and shall be continuing an event of default under the Indenture with respect to the Subordinated Notes and the Trustee has received through DTC a request from an owner of a beneficial interest in any Global Securities to exchange such Global Security for Subordinated Notes so registered.

      Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Notes registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.

Enforceability of Judgments

      Since a substantial portion of our assets are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal or interest on the Subordinated Notes, may not be collectible within the United States.

      We have been informed by our Canadian counsel, Bennett Jones LLP, that the laws of the Province of Alberta permit an action to be brought in a court of competent jurisdiction in the Province of Alberta (an “Alberta Court”) on any final and conclusive judgment in personam of any federal or state court sitting in The Borough of Manhattan, New York (a “New York Court”) with respect to the enforcement of the Indenture and the Preferred Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if:

•	the New York Court rendering the judgment had jurisdiction over the judgment debtor, as recognized by the Alberta Court (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for this purpose);

•	we were properly served in connection with any action leading to such judgment;

•	the judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as that term is understood under the laws of the Province of Alberta, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment would not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and

•	the action to enforce the judgment is commenced in Alberta within the appropriate limitation period. Under the Currency Act (Canada), an Alberta Court may only give judgment in Canadian dollars.

      In the opinion of such counsel, there are currently no reasons under the laws of the Province of Alberta for avoiding the recognition of a judgment of the New York Courts under the Indenture or on the Subordinated Notes based upon public policy.

PRO FORMA INTEREST COVERAGE

      The following financial ratios are calculated on a consolidated basis for the twelve month periods ended September 30, 2003 and December 31, 2002 and are based on our audited financial information, in the case of December 31, 2002, and our unaudited financial information, in the case of September 30, 2003. The following ratios give effect to the issuance of the Subordinated Notes and the application of the proceeds therefrom as if such transactions occurred on January 1, 2002 with respect to the December 31, 2002 interest coverage ratio and October 1, 2002 with respect to the September 30, 2003 interest coverage ratio. See “Use of Proceeds” in this Prospectus Supplement. These ratios do not purport to reflect the actual interest coverage ratios that would have resulted if such transactions had actually occurred on January 1, 2002 or October 1, 2002, nor are they indicative of interest coverage ratios for any future periods.

	September 30,	December 31,
	2003	2002

Interest coverage on long-term debt	times	times

      Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt. The interest coverage calculation includes capitalized interest of $31 million for the twelve month period ended December 31, 2002 and $42 million for the twelve month period ended September 30, 2003. If this capitalized interest had been excluded from the calculation, the interest coverage on long-term debt would have been                      times for the twelve month period ended December 31, 2002 and                      times for the twelve month period ended September 30, 2003.

      After adjusting for the issuance and sale of the Subordinated Notes and the application of the proceeds therefrom, our interest requirements amounted to $                    for the twelve month period ended December 31, 2002 and $                    for the twelve month period ended September 30, 2003, and our income tax amounted to $                    for the twelve month period ended December 31, 2002 and $                    for the twelve month period ended September 30, 2003. Our net income before interest and income tax for the twelve month period ended December 31, 2002 was $790 million, which is            times our adjusted interest requirements for such period, and our net income before interest and income tax for the twelve month period ended September 30, 2003 was $1,214 million, which is            times our adjusted interest requirements for such period. For the twelve month period ended December 31, 2002, our net income was $452 million, our interest was $109 million and our income tax was $229 million. For the twelve month period ended September 30, 2003, our net income was $824 million, our interest was $105 million, and our income tax was $285 million.

      The interest coverage calculations have been made without including the annual carrying charges relating to the U.S.$217 million aggregate principal amount (at September 30, 2003) of our 9.375% preferred securities due 2048 which are accounted for as equity in accordance with Canadian GAAP. If the preferred securities due 2048 were classified as debt (as they would be under U.S. GAAP), the carrying charges of such securities would be included in interest expense. If these annual carrying charges had been included, the interest coverage would have been            times for the twelve month period ended December 31, 2002 and            times for the twelve month period ended September 30, 2003.

CREDIT RATINGS

      The Subordinated Notes have been assigned a preliminary rating of BBB (low) by Dominion Bond Rating Service Limited (“DBRS”), BBB- by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”) and Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) (each a “Rating Agency”). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.

      DBRS’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

      S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt rated “BBB” is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories.

      Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, securities rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

      The credit ratings accorded to the Subordinated Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Subordinated Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

CERTAIN INCOME TAX INFORMATION

      The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Subordinated Notes having regard to their own particular circumstances, including any consequences of an investment in the Subordinated Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain United States Federal Income Tax Considerations

General

      The following is a summary of the principal U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of Subordinated Notes by U.S. persons (as defined below) who purchase Subordinated Notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the Subordinated Notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). As used herein, the term “U.S. person” means a beneficial owner of a Subordinated Note who or that is, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of source; or

•	a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

      If a partnership holds a Subordinated Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of the partnership holding a Subordinated Note should consult its own tax advisors.

      This summary is for general information purposes only and is based upon the Code, existing and proposed Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to the application of any of the foregoing authorities to U.S. Holders. There can be no assurance that the IRS will take a similar view to any of the tax consequences described in this summary.

      The following discussion does not address all aspects of U.S. federal income taxation that might be relevant to U.S. Holders in light of their particular circumstances, or to certain types of persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, traders in securities, broker-dealers, persons subject to the alternative minimum tax, U.S. persons having a “functional currency” other than the U.S. dollar, holders of Subordinated Notes who are not U.S. Holders and persons that hold Subordinated Notes as a position in a “straddle”, as part of a “synthetic security” or “hedge”, or as part of a “conversion transaction” or other integrated investment. This summary does not address tax consequences applicable to subsequent purchasers of the Securities, and this summary does not discuss any aspect of gift, estate or inheritance or state, local or foreign tax law. Each prospective purchaser of Subordinated Notes should consult, and depend upon, its tax advisor in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of Subordinated Notes.

      We believe, based on the advice of our U.S. counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, and the following discussion assumes, that the Subordinated Notes should be classified as indebtedness for U.S. federal income tax purposes. If the IRS were successfully to assert that the Subordinated Notes constitute equity for U.S. federal income tax purposes, the U.S. federal income tax consequences to a U.S. Holder would differ from those described herein and the amount, manner and timing of income received with respect to the Subordinated Notes could be different. In particular, it is possible that the IRS could assert that we are a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code. If the Subordinated Notes were classified as equity and we were treated as a PFIC, any gain recognized by a U.S. Holder that did not make a “mark-to-market” election as described in Section 1296 of the Code on the sale of Subordinated Notes would be treated as ordinary income and such gain would be subject to a non-deductible interest charge, and certain other, generally unfavorable, tax rules would apply. We do not believe that we are or will become a PFIC; however, because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. Holders are urged to consult their own tax advisors with respect to such matters, including the possibility of making a “mark-to-market” election in the event that the Subordinated Notes are classified as equity and we are classified as a PFIC.

Payment of Interest

      Interest on Subordinated Notes will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the Subordinated Notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on Subordinated Notes generally will constitute foreign source income and be considered “passive income” or “financial services income” (or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the Subordinated Notes will be treated as “high withholding tax interest”). The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Stock Payment Mechanism

      As described under “Description of the Subordinated Notes — Common Shares Payment Election”, we may satisfy our obligation to pay the applicable redemption price (excluding any accrued and unpaid interest) or the principal amount on the Maturity Date, by delivering Common Shares to the Trustee, in which event a U.S. Holder would be entitled to receive cash payments equal to the amount of the redemption price (excluding any accrued and unpaid interest) or the principal amount from the proceeds of the sale of the Common Shares. In the event we were to exercise our option to elect to pay the redemption price (excluding any accrued and unpaid interest) or the principal amount from the proceeds of the sale of Common Shares, the U.S. federal income tax consequences to a U.S. Holder could differ from those described herein, but such differences are not expected to be material. For example, we could be deemed to have paid the redemption price (excluding any accrued and unpaid interest) or the principal amount and holders of Subordinated Notes may be deemed to have received the same, on the Common Shares Delivery Date rather than on the Maturity Date. However, there is no authority directly on point dealing with a stock payment mechanism of the type contained in the Subordinated Notes, and there can be no certainty as to the tax consequences of payment by such a mechanism.

Sales and Redemptions of Subordinated Notes

      A U.S. Holder will generally recognize capital gain or loss on the sale, exchange, retirement or redemption of Subordinated Notes, in an amount equal to the difference between the amount realized (except to the extent attributable to accrued and unpaid interest, which would be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Subordinated Notes. Capital gain or loss will be long-term capital gain or loss if the Subordinated Notes were held for more than one year at the time of disposition and otherwise will be short-term capital gain or loss. The deductibility of capital losses sustained with respect to the Subordinated Notes is subject to certain limitations. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Gain or loss realized by a U.S. Holder that is a United States resident as defined in Section 865 of the Code on the sale or other disposition of Subordinated Notes generally will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Information Reporting and Backup Withholding Tax

      In general, information reporting requirements will apply to payments of principal and interest on the Subordinated Notes and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

      The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Certain Canadian Federal Income Tax Considerations

      The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of Subordinated Notes pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, who does not use or hold and is not deemed to use or hold the Subordinated Notes in carrying on a business in Canada and deals at arm’s length with us (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of section 142.2 of the Tax Act or to Non-Resident Holders who carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring and holding the Subordinated Notes.

      This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, our understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the “CCRA”), and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Department of Finance (Canada) prior to the date hereof

(the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

      This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the Subordinated Notes.

      The payment by us of interest on the Subordinated Notes to a Non-Resident Holder will not be subject to withholding under the Tax Act. There will be no other taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the Subordinated Notes or the receipt of interest on the Subordinated Notes by a Non-Resident Holder.

UNDERWRITING

      Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms of and conditions contained in an underwriting agreement dated                     , 2003, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Subordinated Notes listed opposite their names below:

Principal Amount of
Subordinated Notes
Underwriters
Citigroup Global Markets Inc.	U.S.$
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
A.G. Edwards & Sons, Inc.
RBC Dain Rauscher Inc.
Banc of America Securities LLC
CIBC World Markets Corp.
Deutsche Bank Alex. Brown Inc.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) Inc.

Total	U.S.$

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the Subordinated Notes if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the United States Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect thereof.

      The underwriters are offering the Subordinated Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Subordinated Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

      The underwriting agreement provides that the underwriting commission will be U.S.$                    per Subordinated Note, except that the underwriting commission will be U.S.$                    per Subordinated Note with respect to any Subordinated Notes sold to certain institutions. The underwriters have advised us that they propose to offer the Subordinated Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of U.S.$                    per Subordinated Note. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of U.S.$                    per Subordinated Note. After the initial public offering of the Subordinated Notes, the public offering price, concessions and discounts may be changed.

      We have granted an option to the underwriters to purchase up to U.S.$           million principal amount of the Subordinated Notes at the public offering price on the cover page of this Prospectus Supplement, plus accrued interest, if any, less the underwriting commission. The underwriters may exercise this option for 30 days from the date of this Prospectus Supplement solely to cover over-allotments, if any. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Subordinated Notes proportionate to such underwriter’s initial amount reflected in the above table.

      The expenses of the offering, not including the underwriting commissions, are estimated to be U.S.$                    and are payable by us.

      Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of an affiliate of each of Citigroup Global Markets Inc., UBS Securities LLC, RBC Dain Rauscher Inc., CIBC World Markets Corp., Deutsche Bank Alex. Brown Inc., HSBC Securities (USA) Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc. as each is a directly or indirectly wholly-owned or majority owned subsidiary or an affiliate of a bank which is a lender to us. We have committed, unsecured revolving term credit facilities with, among others, such lenders, totaling $1,656 million, which facilities are currently undrawn. We are presently in compliance with the terms of such credit facilities. None of the lenders were involved in the decision to offer the Subordinated Notes and none will be involved in the determination of the terms of the distribution of the Subordinated Notes.

      The Subordinated Notes are a new issue of securities with no established trading market. Trading in the Subordinated Notes on the NYSE is expected to begin within 30 days after the date of this Prospectus Supplement. The underwriters may make a market in the Subordinated Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Notes or that an active public market for the Subordinated Notes will develop. If an active public trading market for the Subordinated Notes does not develop, the market price and liquidity of the Subordinated Notes may be adversely affected.

      In connection with this offering, the underwriters may purchase and sell Subordinated Notes in the open market. These transactions may include over-allotment, syndicate coverings transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Subordinated Notes in excess of the principal amount of the Subordinated Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Subordinated Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Subordinated Notes made for the purpose of preventing or retarding a decline in the market price of the Subordinated Notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase Subordinated Notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Subordinated Notes. They may also cause the price of the Subordinated Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

LEGAL MATTERS

      Certain legal matters in respect of the Subordinated Notes will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario and Blake, Cassels & Graydon LLP, Calgary, Alberta. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Bennett Jones LLP. As to all matters of U.S. federal and New York law, Bennett Jones LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

      The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

EXPERTS

      Our consolidated financial statements as of and for the year ended December 31, 2002 incorporated by reference into this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report dated January 23, 2003 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte & Touche LLP were appointed as our auditors on July 11, 2002. As of the date hereof, the partners and professional staff of Deloitte & Touche LLP do not own, directly or indirectly, any of our outstanding securities.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000, which statements are incorporated by reference in this Prospectus Supplement, were audited by Arthur Andersen LLP, independent auditors, as indicated in their report dated January 23, 2002 in respect of the consolidated balance sheet as of December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this Prospectus Supplement. As a result, you will not be able to recover against Arthur Andersen LLP under the statutory rights of action for damages or rescission provided by Canadian securities laws or under Section 11 of the United States Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP’s audit of our financial statements incorporated by reference into this Prospectus Supplement and in the accompanying Prospectus.

Short Form Base Shelf Prospectus

New Issue	Dated October 22, 2003

Nexen Inc.

U.S. $1,000,000,000

Senior Debt Securities

Subordinated Debt Securities

         We may from time to time during the period ending November 22, 2005 sell up to U.S. $1,000,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount of our senior debt securities (the “Senior Debt Securities”) and/or subordinated debt securities (the “Subordinated Debt Securities”) (collectively, the “Securities”), or, if any Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to U.S. $1,000,000,000 (or the equivalent in other currencies or currency units), under this Prospectus in one or more series. We may offer Securities of any series in such amount and with such terms as we may determine in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars or in any other currency), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at our option or the holders’ option, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Securities in respect of which this Prospectus is being delivered will be set forth in a supplement to this Prospectus relating to such series of Securities (each, a “Prospectus Supplement”). Unless otherwise provided in the Prospectus Supplement relating to a series of Securities, the Securities will be issued under a trust indenture.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities nor passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

         We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in this Prospectus.

         You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

         Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

         This Prospectus incorporates by reference certain financial statements audited by Arthur Andersen LLP for which we did not obtain the consent of Arthur Andersen LLP to the use of their auditors’ report. Because Arthur Andersen LLP has not provided this consent, purchasers of the Securities will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933 with respect to their audit report, as applicable. See “Documents Incorporated by Reference”, “Risk Factors” and “Experts” in this Prospectus.

         There is no market through which the Securities may be sold and purchasers may not be able to resell the Securities purchased under this Prospectus.

         We may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of Securities offered thereunder will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement. Unless otherwise specified in any applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. See “Plan of Distribution”.

DEFINITIONS AND OTHER MATTERS

      In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. Unless otherwise specified or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to “we”, “us”, “our”, “Nexen” or the “Corporation” refer to Nexen Inc. and its consolidated subsidiaries.

      This Prospectus is part of a registration statement on Form F-9 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell the Securities described in this Prospectus which may consist of debentures, notes, other types of debt or any combination thereof, in one or more offerings up to an aggregate principal amount of U.S. $1,000,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

      We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 16 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

      This Prospectus incorporates by reference certain financial statements audited by Arthur Andersen LLP for which we did not obtain the consent of Arthur Andersen LLP to the use of their auditors’ report. Arthur Andersen LLP’s consent was not obtained because, on June 3, 2002, Arthur Andersen LLP ceased to practice public accounting in Canada. Because Arthur Andersen LLP has not provided this consent, purchasers of Securities pursuant to this Prospectus will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933, with respect to their audit report, as applicable. Arthur Andersen LLP may not have sufficient assets available to satisfy any judgments against it. Please see “Risk Factors” and “Experts” in this Prospectus.

      The following documents have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a) the Management Proxy Circular dated March 10, 2003 relating to our annual general and special meeting of shareholders held on May 6, 2003, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report”, “New Share Performance Graph” and “Old Share Performance Graph” (which portions shall be deemed not to have been filed as part of, or be incorporated by reference in, this Prospectus);

(b) the Annual Information Form that is comprised of our Annual Report on Form 10-K dated February 24, 2003;

(c) the consolidated balance sheet as of December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002, together with the report dated January 23, 2003 of our current auditors, Deloitte & Touche LLP (in respect of the consolidated balance sheet as at December 31, 2002 and the consolidated statements of income, cash flows and shareholders’ equity for the year ended December 31, 2002), the consolidated balance sheet as of December 31, 2001 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2001 and December 31, 2000 and the report dated January 23, 2002 of our former auditors, Arthur Andersen LLP (in respect of the consolidated balance sheet as at December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001), as such reports are contained in our Annual Report on Form 10-K dated February 24, 2003;

(d) management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2002 as contained in our Annual Report on Form 10-K dated February 24, 2003;

(e) the comparative interim consolidated financial statements (unaudited) including management’s discussion and analysis of financial condition and results of operations for the three month and six month periods ended June 30, 2003;

(f) the Material Change Report dated July 7, 2003 relating to the results of the appraisal of certain discoveries in the Gulf of Guinea offshore Nigeria; and

(g) our press release dated October 16, 2003, limited to that portion beginning on page 10 thereof which sets out certain financial information for the three and nine month periods ended September 30, 2003.

      Any documents of the type referred to in the preceding paragraph, any interim financial statements and any material change reports (with the exception of any confidential material change reports) and quarterly interest coverage reports or exhibits that we have subsequently filed with such securities commissions or similar regulatory authorities after the date of this Prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

      In addition, any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report, until we sell all of the Securities.

      Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference or to constitute a part of this Prospectus.

      Upon a new Annual Information Form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

      One or more Prospectus Supplements containing the specific variable terms for an issue of Securities, updated disclosure of the interest coverage ratios, if applicable, and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

      Information has been incorporated by reference in this Prospectus from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada and the SEC. Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Assistant Secretary of Nexen at 801 — 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7, telephone (403) 699-4000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Secretary at the above-mentioned address and telephone number.

FORWARD-LOOKING STATEMENTS

      This Prospectus contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference in this Prospectus, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. We believe that the forward-looking statements made are reasonable based on information available to us on the date such statements were made. However, no assurance can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements are expressly qualified in their entirety by these cautionary statements. Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference in this Prospectus include statements with respect to such things as:

•	future crude oil, natural gas or chemicals prices;

•	future production levels;

•	future cost recovery oil revenues and our share of production from our operations in Yemen;

•	future capital expenditures and their allocation to exploration and development activities;

•	future sources of funding for our capital program;

•	future debt levels;

•	future cash flows and their uses;

•	future drilling of new wells;

•	ultimate recoverability of reserves;

•	expected finding and development costs;

•	expected operating costs;

•	future demand for chemicals products;

•	future expenditures and allowances relating to environmental matters; and

•	dates by which certain areas will be developed or will come on-stream.

      Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contribute to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements, including, but not limited to: general economic, market or business conditions; market prices for oil and gas and chemicals products; our ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; competitive actions by other companies; the opportunities (or lack of opportunities) that may be presented to us and our affiliates; actions by governmental authorities, including increases in taxes, changes in environmental and other laws and regulations; renegotiation of contracts; labor unrest; political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management’s future course of action depends upon our assessment of all information available at that time.

      These and additional factors are described in more detail in our management’s discussion and analysis of financial condition and results of operations included in our Annual Information Form that is comprised of our Annual Report on Form 10-K dated February 24, 2003, filed with the securities commission or similar regulatory authority in each of the provinces of Canada. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus and in the applicable Prospectus Supplements.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-9 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a corporation existing under the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

      We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Nexen Petroleum U.S.A. Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

RISK FACTORS

      Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus before purchasing the Securities offered hereby.

Volatility of Crude Oil and Natural Gas Prices

      Prices received for crude oil and natural gas and revenues from marketing activities are impacted in varying degrees by factors outside our control. We may occasionally use derivative financial instruments in our management of such risks.

      Crude oil and natural gas are commodities which are sensitive to numerous worldwide factors, many of which are beyond our control, and are generally sold at contract or posted prices. Changes in world crude oil and natural gas prices may significantly affect our results of operations and cash generated from operating activities. Consequently, such prices also may affect the value of our oil and gas properties and our level of spending for oil and gas exploration and development.

      Our crude oil prices are based on various reference prices, primarily the West Texas Intermediate crude oil reference price (“WTI”) and other prices which generally track the movement in WTI. Adjustments are made to the reference price to reflect quality differentials and transportation. WTI and other international reference prices are affected by numerous and complex worldwide factors such as supply and demand fundamentals, economic outlooks, production quotas set by the Organization of Petroleum Exporting Countries and political events. Quality differentials are affected by local supply and demand factors.

      Approximately 10% of our production for the year ended December 31, 2002 on a barrel of oil equivalent basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. No assurances can be made as to future differentials. Increased differentials may have a material adverse effect on us.

Uncertainty of Reserve Estimates

      There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond our control. The reserve data incorporated by reference in this Prospectus represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating and investment activities, future oil and natural gas prices and quality differentials, assumed effects of regulation by governmental agencies and future development and operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from such estimates, and such variances could be material.

      The estimated discounted future net cash flows from estimated proved reserves incorporated by reference in this Prospectus are based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production levels and timing, and changes in governmental regulation or taxation and may differ materially from such estimates.

Need to Replace Reserves

      Our future crude oil and natural gas reserves and production, and therefore our operating cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired.

Operating Hazards and Other Uncertainties

      Acquiring, developing and exploring for oil and natural gas involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions and environmental risks. Although we maintain insurance in accordance with customary industry practice, we cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on us.

Marketing

      Our marketing operation is involved in various crude oil and natural gas marketing activities intended to enhance price realizations from the sale of our proprietary and third party oil and gas production and for energy trading purposes. The marketing operation enters into contracts to purchase and sell crude oil and natural gas. This activity exposes us to commodity price risk between the time contracted volumes are purchased and sold. The marketing operation actively manages this risk by utilizing energy-related futures, forwards, swaps and options, and generally attempts to balance its physical and financial contracts in terms of contract volumes and timing of performance and delivery obligations. However, net open positions may exist or may be established to take advantage of existing market conditions.

      Open positions enable the marketing operation to generate income based on competitive information from marketing activities but also expose us to the risk of loss from fluctuating market prices. The extent of our exposure under these activities is restricted by us to prescribed limits and is monitored daily using value-at-risk, stress testing and scenario analysis. The value-at-risk calculation estimates the maximum probable loss, given a 95% confidence level, that we would incur if the outstanding positions were unwound over a two-day time period. Although we believe value-at-risk is a reasonable measure of exposure, it does not represent the maximum possible loss, nor is it necessarily indicative of actual results that may occur.

International Operations

      Portions of our operations and related assets are located in countries outside North America, some of which may be considered politically and economically unstable. These operations and related assets are subject to the risks of actions by governmental authorities, insurgent groups or terrorists. Like other international oil companies, we attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves.

Competition

      The oil and gas industry is highly competitive particularly as it pertains to the search for and development of new sources of crude oil and natural gas reserves, the construction and operation of crude oil and natural gas pipelines and facilities, and the transportation and marketing of crude oil, natural gas, sulphur and other petroleum products. The industry also competes with other industries in supplying sulphur and non-petroleum energy products. Our competitors include major integrated oil and gas companies and numerous other independent oil and gas companies, some of which have greater financial and other resources than us. The pulp and paper chemicals market is also highly competitive, with the principal factors being price, product quality, logistics, reliability of supply and technical service. Although Nexen Chemicals Canada Limited Partnership is one of the three largest producers of sodium chlorate in North America and has continent-wide supply capability, there are a number of other suppliers of sodium chlorate in North America, some of which may have greater financial and other resources than we do.

Foreign Currency Rate Risk

      A substantial portion of our activities are transacted in or referenced to United States dollars. Revenues, expenses, capital expenditures and related net assets of our oil and gas and chemicals operations outside Canada are primarily United States dollar denominated. Prices received in Canada for sales of our crude oil, natural gas and a portion of our chemicals products are referenced to United States dollar denominated prices. Also, we have the ability to borrow on a short-term and long-term basis in United States dollars. We do not have any material exposure to highly inflationary foreign currencies.

      We manage our exposure to fluctuations in the United States to Canadian dollar exchange rate by operating in a manner which minimizes the need to convert between the two currencies. Net revenue from foreign operations together with United States dollar denominated borrowings are generally used to fund United States dollar denominated capital expenditures and debt repayments. Derivative instruments may occasionally be used to effectively convert cash flows from Canadian to United States dollars and vice versa.

Interest Rate Risk

      We use both fixed and floating rate debt to finance our operations. The floating rate debt obligations expose us to changes in interest payments due to fluctuations in interest rates. We manage our interest rate exposure by maintaining a combination of fixed and floating rate borrowings and through the periodic use of derivative instruments.

Governmental Regulation

      The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase our costs and may have a material adverse impact on us.

Environmental Regulations

      Our worldwide operations are subject to stringent environmental laws and regulations. These laws and regulations generally require us to limit, remove or remedy the effect of our activities on the environment at present and former operating sites, including limiting emissions to the environment, dismantling production facilities and remediating damage caused by the disposal or release of specified substances. We operate in a manner intended to ensure that our projects around the world meet appropriate North American environmental standards and we believe that our operations comply in all material respects with applicable environmental regulations. However, there can be no assurance that application of existing environmental laws and regulations will not have a material adverse effect on our future financial conditions or results of operations.

      In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in December 2002. Reductions in greenhouse gases from our operations may be required which could result in increased capital expenditures.

      It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and could result in increased capital expenditures. Although we do not expect that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

Adverse Consequences of Holding Company Structure

      We conduct a substantial portion of our operations through our subsidiaries, including partnerships. The Securities will be exclusively our obligations. Such subsidiaries will not guarantee the payment of principal of, or interest on, the Securities. The Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and indebtedness) of our subsidiaries. In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, our creditors (including the holders of the Securities) will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before we, as a shareholder or partner, as the case may be, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of ours, except to the extent that we may ourselves be a creditor with recognized claims against any such subsidiary ranking at least pari passu with such other creditors, in which case our claims would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by us.

      In addition, because we are a holding company, our results of operations and our ability to service our indebtedness, including the Securities, is dependent upon the results of operations of our subsidiaries and the payment of funds by such subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries have no obligation, contingent or otherwise, to pay amounts due pursuant to the Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Risk Relating to Arthur Andersen LLP

      In connection with the filing of this Prospectus, we would normally be required to obtain written consent from Arthur Andersen LLP, independent auditors, to our incorporation of their audit report on our consolidated financial statements as of and for the years ended December 31, 2001 and 2000 incorporated by reference in this Prospectus and to file that consent with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. However, on June 3, 2002, Arthur Andersen LLP, which was an Ontario limited liability partnership, separate from Arthur Andersen LLP in the United States, ceased to practice public accounting in Canada. As a consequence, representatives of Arthur Andersen LLP are no longer available to provide consent in connection with the filing of this Prospectus with the Canadian securities commissions and similar regulatory authorities and the filing of the registration statement with the SEC. We are filing our Prospectus in Canada in reliance on a staff notice of the Canadian Securities Administrators and we filed our registration statement with the SEC in reliance on an SEC rule, each of which relieves an issuer from the obligation to obtain Arthur Andersen LLP’s consent in certain cases. As a result of Arthur Andersen LLP not having provided their consent, you will not have the statutory right of action for damages against Arthur Andersen LLP prescribed by applicable Canadian securities legislation or be able to recover from Arthur Andersen LLP under Section 11 of the United States Securities Act of 1933 with respect to their audit report, as applicable. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP’s audit of those financial statements.

NEXEN INC.

      We are a global energy and chemicals producer incorporated under the laws of Canada. We were formed on July 12, 1971, through a reorganization which combined the crude oil, natural gas and sulphur operations of Jefferson Lake Petrochemicals of Canada Ltd., with the Canadian crude oil, natural gas and chemicals operations of Occidental Petroleum Corporation of Los Angeles, California.

      We explore for, develop and produce conventional crude oil, natural gas and related products around the world. Our core assets are located in western Canada, the United States Gulf of Mexico and Yemen, with other producing properties offshore Australia and Nigeria and onshore Colombia. We are developing new growth opportunities in Colombia, Nigeria and Brazil.

      We have a 7.23% joint venture interest in Syncrude Canada Ltd. (“Syncrude”). Syncrude mines shallow deposits of oil sands in Canada, extracts the bitumen and upgrades it to produce synthetic crude oil. We also have interests in numerous oil sands leases in the Athabasca region of northern Alberta (one of the largest non-conventional oil deposits in the world) and have acquired the rights to proprietary, patent-protected technology to upgrade bitumen recovered from these leases.

      Our marketing operation sells our own crude oil and natural gas production, markets third-party crude oil and natural gas and engages in energy trading through the use of both physical and financial contracts (energy trading activities).

      We also manufacture, market and/or distribute sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil.

      Our head office and principal place of business is located at 801 — 7th Avenue S.W., Calgary, Alberta, T2P 3P7.

      We conduct a substantial portion of our operations through subsidiaries, including partnerships, all of which are directly or indirectly wholly-owned. See “Risk Factors — Adverse Consequences of Holding Company Structure”. The following table lists our material subsidiaries and their jurisdiction of formation.

Name	Jurisdiction of Formation
Chemicals
Nexen Chemicals Canada Limited Partnership	British Columbia Limited Partnership
Marketing
Nexen Marketing	Alberta Partnership
Canada
Nexen Petroleum Canada	Saskatchewan Partnership
Nexen Canada Ltd.	Saskatchewan Corporation
United States
Nexen Petroleum Offshore U.S.A. Inc.	Delaware Corporation
International
Nexen Petroleum Operations Yemen Limited	Jersey Corporation

USE OF PROCEEDS

      Unless otherwise indicated in an applicable Prospectus Supplement relating to a series of Securities, we will use the net proceeds we receive from the sale of Securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of Securities pursuant to this Prospectus. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

      The following interest coverage ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2002 and June 30, 2003 and are based on our audited financial information, in the case of December 31, 2002, and our unaudited financial information, in the case of June 30, 2003. The following ratios do not give effect to the issue of any Securities pursuant to this Prospectus and do not purport to be indicative of the interest coverage ratios for any future periods.

	June 30,	December 31,
	2003	2002

Interest coverage on long-term debt	7.98 times	5.64 times

      Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt. The interest coverage calculation includes capitalized interest of $31 million for the twelve month period ended December 31, 2002 and $39 million for the twelve month period ended June 30, 2003. If this capitalized interest had been excluded from the calculation, the interest coverage on long-term debt would have been 7.25 times for the twelve month period ended December 31, 2002 and 10.81 times for the twelve month period ended June 30, 2003.

      The interest coverage calculations have been made without including the annual carrying charges relating to the U.S. $259 million aggregate principal amount (at June 30, 2003) of our 9.75% preferred securities due 2047 and the U.S. $217 million aggregate principal amount (at June 30, 2003) of our 9.375% preferred securities due 2048 which are accounted for as equity in accordance with Canadian GAAP. If the preferred securities due 2047 and 2048 were classified as debt (as they would be under U.S. GAAP), the carrying charges of such securities would be included in interest expense. If these annual carrying charges had been included, the interest coverage on long-term debt would have been 3.73 times for the twelve month period ended December 31, 2002 and 5.41 times for the twelve month period ended June 30, 2003.

DESCRIPTION OF THE SECURITIES

      The Securities may consist of:

•	Senior Debt Securities issued pursuant to the trust indenture dated April 28, 1998 (the “Senior Debt Indenture”) between us and CIBC Mellon Trust Company, as trustee (the “Trustee”); or

•	Subordinated Debt Securities issued pursuant to a trust indenture to be entered into between us and a trustee qualified for such purpose under applicable laws, as trustee (the “Subordinated Debt Indenture”).

      The Securities will have maturities of not less than one year and will be offered to the public at prices and on terms determined by us based on a number of factors, including market conditions at the time of issue.

      The terms and conditions applicable to Securities issued under the Senior Debt Indenture or the Subordinated Debt Indenture (collectively, the “Indentures”) will be as contained in the officer’s certificate or supplemental indenture for the specific Security and the applicable Prospectus Supplement.

      The following is a summary of important provisions and definitions of the Indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement filed with the SEC. In this description of the Securities, including the description contained under the headings “Particular Terms of the Senior Debt Securities” and “Particular Terms of the Subordinated Debt Securities”, the words “Nexen,” “we,” “us” or “our” refer only to Nexen Inc. and not to any of our subsidiaries, unless otherwise expressly stated or the context otherwise requires. All references to “principal” of the Securities shall be deemed to include a reference to “and premium, if any,” unless otherwise expressly stated, or where the context otherwise requires, or where such reference is to the aggregate principal amount of the Securities issuable pursuant to this Prospectus or constituting a particular series.

General

      The Securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Securities of any series. We are not limited as to the amount of Securities we may issue under either of the Indentures. Unless otherwise provided in the applicable Prospectus Supplement, a series of Securities may be reopened for issuance of additional Securities of such series.

      The applicable Prospectus Supplement will summarize the specific terms for each series of the Securities and the related offering including, without limitation:

•	the title and the aggregate principal amount of the Securities;

•	any limit on the aggregate principal amount of the Securities;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest, if any, on the Securities in registered form, or the method by which such date or dates will be determined;

•	the place or places where the principal of, and interest, if any, on the Securities will be payable and each office or agency where the Securities may be presented for registration of transfer or exchange;

•	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions, if any, upon which you may redeem the Securities prior to maturity and the price or prices at which and the currency in which the Securities are payable;

•	the terms, if any, on which the Securities may be converted or exchanged for other of our securities or securities of other entities;

•	if payment of the Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

•	if the series of Securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any applicable Canadian and U.S. federal income tax consequences;

•	the terms and conditions of any sinking fund or analogous provisions;

•	if the Securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted Securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

•	if the Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	if other than denominations of U.S. $1,000 and any integral multiple thereof, the denomination or denominations in which any Securities of the series shall be issuable and, if other than the denomination of U.S. $1,000, the denomination or denominations in which any bearer Securities of the series shall be issuable;

•	if other than U.S. dollars, the currency or currency unit in which the Securities are denominated or in which currency payment of the principal of or interest, if any, on such Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of or interest, if any, on the Securities;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Securities, and whether we will have the option to redeem the Securities rather than pay the additional amounts;

•	any provision for the deferral of interest payments, if any;

•	any terms applicable to the payment of principal of and interest, if any, on the Securities in the form of additional Securities, our securities or that of other entities or other property (or the cash value thereof) and the specific terms of and period during which such payment may be made; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Securities including covenants and events of default which apply solely to a particular series of the Securities being offered which do not apply generally to other Securities, or any covenants or events of default generally applicable to the Securities which do not apply to a particular series of the Securities.

      We reserve the right to set forth in a Prospectus Supplement specific terms of the Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Securities.

Ranking

      Unless otherwise indicated in any applicable Prospectus Supplement, the Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Subordinated Debt Securities will be our unsecured obligations and will be subordinated to our Senior Indebtedness (as defined below) including all of the Senior Debt Securities. We reserve the right to specify in a Prospectus Supplement whether a particular series of the Subordinated Debt Securities is subordinated to any other series of Subordinated Debt Securities.

      We conduct a substantial portion of our operations through subsidiaries, including partnerships. The Securities will be exclusively our obligations. Such subsidiaries will not guarantee the payment of principal of, or interest, if any, on, the Securities. The Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and other indebtedness) of our subsidiaries. See “Risk Factors — Adverse Consequences of Holding Company Structure”. We will specify in a Prospectus Supplement at the time we issue a series of Securities the amount of our subsidiaries’ then existing liabilities, including trade payables and other indebtedness.

Form, Denomination, Exchange and Transfer

      Unless otherwise specified in the applicable Prospectus Supplement, the Securities will be issuable in denominations of U.S. $1,000 and integral multiples of U.S. $1,000.

Securities in Book Entry Form

      Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

      A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Securities in certificated non-book-entry form in accordance with the terms of the applicable Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture and payments of principal of and interest, if any, on the Securities represented by a Global Security will be made by us to the Depositary or its nominee.

      Owners of beneficial interests in a Global Security will not be entitled to have the Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Securities in certificated non-book-entry form and will not be considered the owners or holders thereof under the applicable Indenture.

      No Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be eligible to act as such as required by the applicable Indenture and we have been unable to obtain a replacement within 90 days following such notification or becoming aware of such ineligibility;

(b) there shall have occurred and be continuing an Event of Default (as defined in the applicable Indenture) with respect to the Securities represented by such Global Security; or

(c) we, at any time in our sole discretion, determine that the Securities represented by a Global Security shall no longer be so represented,

whereupon such Global Security shall be exchanged for certificated non-book-entry Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Securities and registered in such names and denominations as the Depositary may direct.

      Principal and interest payments, if any, on the Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither us, the applicable trustee or any paying agent for such Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      Unless otherwise stated in the applicable Prospectus Supplement, The Depository Trust Company will act as Depositary for any Securities represented by a Global Security.

Securities in Definitive Form

      In the event that the Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Securities will be registerable and such Securities will be exchangeable for Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.

      Securities of any series may be issued in whole or in part in registered form as provided in the applicable Indenture.

Exchange and Transfer

      Subject to the foregoing limitations, Securities of any authorized form or denomination issued under the applicable Indenture may be transferred or exchanged for Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Securities so transferred or exchanged. Exchanges of Securities of any series may be made at the offices of the applicable trustee and at such other places as we may from time to time designate with the approval of the applicable trustee and may be specified in the applicable Prospectus Supplement. In addition, if Securities of any series are issued in certificated non-book entry form as described above under “Securities in Definitive Form”, or if the Depositary for such Securities of such series shall so require, we will maintain a paying agent and transfer agent for such Securities in The City of New York. Unless otherwise specified in the applicable Prospectus Supplement, the applicable trustee will be the registrar and transfer agent for the Securities issued under the applicable Indenture. No service charge may be made for any transfer or exchange of Securities, although we and the applicable trustee may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Reorganization, Merger, Conveyance or Lease

      We will not be restricted by the terms of either Indenture from merging, amalgamating or consolidating with or into any other Person (as defined in the applicable Indenture), or from selling, assigning, leasing, conveying or otherwise transferring all or substantially all of our property and assets to any other Person, or from changing the jurisdiction under whose laws we are organized and existing if, in any such case:

(a) either we shall be the surviving corporation, in the case of a merger, or the successor or transferee corporation (the “successor corporation”) expressly assumes, by supplemental indenture, the due and punctual payment of the Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Securities to be performed or observed by us (provided that no such supplemental indenture will be required pursuant to the provisions of this clause (a) if (i) the transaction in question is an amalgamation of us with any one or more other corporations, which amalgamation is governed by the statutes of Canada or any province thereof, (ii) the successor corporation is and, immediately prior to such amalgamation, we are organized and existing under the laws of Canada or any province thereof, (iii) upon the effectiveness of such amalgamation, the successor corporation shall have become or shall continue to be (as the case may be), by operation of law and as expressly provided by the statutes of Canada or any province thereof (as the case may be) applicable to such amalgamation, liable for the due and punctual payment of the Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Securities to be performed or observed by us, and (iv) we shall have delivered to the applicable trustee an opinion of our legal counsel to the effect set forth in clauses (i) through (iii) above);

(b) the applicable trustee is satisfied, and our legal counsel is of the opinion, that such transaction is upon such terms as substantially to preserve and not to prejudice any of the rights and powers of the applicable trustee or of the holders of the Securities (including, in respect of any Senior Debt Securities that may be convertible, the conversion rights of holders thereof);

(c) there shall exist no condition or event either at the time of or immediately following such transaction, as to either us or the successor corporation, which constitutes or would with the passage of time or notice or both constitute an event of default under the applicable Indenture; and

(d) we shall have delivered to the applicable trustee the officer’s certificate and opinions of counsel called for by the applicable Indenture;

provided that, if the successor corporation is not organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province thereof, such successor corporation shall expressly agree, in a supplemental indenture executed by such successor corporation, (i) to indemnify each holder of Securities from and against any present or future taxes, duties, levies, imposts, fees, assessments or other governmental charges (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) of whatever nature imposed on such holder or required to be withheld or deducted from any payment to such holder as a consequence of such transaction and against any and all costs arising out of or relating to such transaction, and (ii) that the principal of and interest, if any, on the Securities will be paid without withholding or deduction for or on account of Taxes of whatever nature imposed, levied, withheld, assessed or collected by or on behalf of the jurisdiction or jurisdictions in which such successor corporation is organized, is resident or is deemed for tax purposes to be resident (each such jurisdiction being hereinafter called an “Applicable Jurisdiction”) or any political subdivision or taxing authority of or in any Applicable Jurisdiction, unless such Taxes are required by any Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein to be withheld or deducted, in which case such successor corporation will pay such additional amounts (“Reorganization Additional Amounts”) as may be necessary in order that the net amount paid to each holder of any Securities, after such deduction or withholding, will not be less than the amount which such holder would have received in accordance with the terms of the Securities and the applicable Indenture if no such deduction or withholding had been required. All references herein to the payment of the principal of or interest, if any, on any Securities shall be deemed to include mention of the payment of Reorganization Additional Amounts to the extent that, in such context, Reorganization Additional Amounts would be payable.

Defeasance or Covenant Defeasance of the Applicable Indenture

      We may, at our option and at any time, discharge our obligations with respect to the outstanding Securities of a particular series (“defeasance”) under either or both of the Indentures. Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities of such series and to have satisfied all of our other obligations under such Securities, except for, among other things:

(a) the rights of holders of outstanding Securities of such series to receive solely from the cash and/or U.S. Government Obligations (as defined in the applicable Indenture) deposited in trust as described below, payment in respect of the principal of and interest, if any, on the Securities of such series when such payments are due;

(b) our obligations to issue temporary Securities, register the transfer or exchange of any Securities, replace mutilated, destroyed, lost or stolen Securities and maintain an office or agency for payments in respect of the Securities;

(c) the rights, powers, trusts, duties and immunities of the applicable trustee; and

(d) the defeasance provisions of either or both of the Indentures, as applicable.

In addition, we may, at our option and at any time, elect to terminate our obligations with respect to certain covenants that are set forth in either or both of the Indentures, and any subsequent failure to comply with such obligations will not constitute an event of default with respect to the Securities (“covenant defeasance”) to which such covenant defeasance applies.

      We can exercise either defeasance or covenant defeasance of the Securities of a particular series in the following circumstances:

(a) we must irrevocably deposit with the applicable trustee, in trust, for the benefit of the holders of the Securities of such series, cash, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest, if any, on the outstanding Securities being defeased, or to which covenant defeasance applies, when due;

(b) we must deliver to the applicable trustee an opinion of U.S. counsel to the effect that the holders of the outstanding Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change after the date of the applicable Indenture in applicable U.S. federal income tax laws);

(c) we must deliver to the applicable trustee an opinion of Canadian counsel to the effect that:

(i) the holders of the outstanding Securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance;

(ii) after such defeasance or covenant defeasance, any payment or credit by us of the principal of or interest, if any, on the Securities of such series to a holder thereof will be exempt from Canadian withholding tax if the holder thereof, for the purposes of the Income Tax Act (Canada) (or any successor law), is or is deemed to be a non-resident of Canada and deals at arms’ length with us at the time of such payment or credit; and

(iii) after such defeasance or covenant defeasance, holders of the Securities of such series will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred;

(d) no event of default or event which, with notice or passage of time or both, would constitute an event of default with respect to the Securities of such series under the applicable Indenture shall have occurred and be continuing on the date of such deposit or occur as a result of such deposit or, in the case of bankruptcy or insolvency proceedings, at any time during the period ending on the day which is the later of (i) three months and one day after the date of such deposit and (ii) 91 days after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(e) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(f) we must deliver to the applicable trustee an officer’s certificate stating that the deposit with the applicable trustee was not made by us with the intent of preferring the holders of the Securities of such series over our other creditors, with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(g) we must deliver to the applicable trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the applicable Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

      The applicable Indenture will be discharged with respect to a series of Securities and will cease to be of further effect (except as to, among other things, surviving rights of registration of transfer or exchange of the applicable Securities and the reinstatement obligations applicable in the event that the applicable trustee or paying agent is unable to apply payments in accordance with the applicable Indenture, as expressly provided for in the applicable Indenture) as to all outstanding Securities of such series when:

(a) either (i) all Securities of such series theretofore authenticated and delivered (except lost, stolen or destroyed Securities which have been replaced or repaid and Securities for which payment has been deposited or held in trust) have been delivered to the applicable trustee for cancellation or (ii) all such Securities not delivered to the applicable trustee for cancellation have been called for redemption within one year or have (or will within one year) become due and payable and we have irrevocably deposited or caused to be deposited with the applicable trustee cash or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the applicable Securities not theretofore delivered to the applicable trustee for cancellation, for principal of and interest, if any, on the applicable Securities to the date of redemption or maturity, as the case may be, together with irrevocable instructions from us directing the applicable trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b) we have paid all other sums payable by us under the applicable Indenture and the applicable Securities;

(c) there exists no event of default or event which, with notice or passage of time or both, would constitute an event of default under the applicable Indenture;

(d) we have delivered to the applicable trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of the applicable Indenture have been complied with; and

(e) in the case of the Subordinated Debt Indenture, no event or condition shall exist that, pursuant to the subordination provisions of such indenture, would prevent us from making payments of the principal of or interest, if any, on the Subordinated Debt Securities of such series.

Evidence of Compliance

      The Indentures provide that we shall furnish to the applicable trustee evidence of compliance by us with conditions precedent provided for in the applicable Indenture to be fulfilled by us relating to: (a) the certification and delivery of the original issue of Securities; (b) the satisfaction and discharge of the applicable Indenture; and (c) the taking of any action to be taken by the applicable trustee at our request forthwith if and when such evidence is required to be furnished to the applicable trustee by the applicable Indenture. The evidence of compliance is to consist of: (a) a certificate (or a statutory declaration in the case of the Senior Debt Indenture) of one of our directors or officers stating that the conditions precedent have been complied with in accordance with the terms of the applicable Indenture; and (b) in case of conditions precedent compliance with which are by the applicable Indenture made subject to a review or an examination by counsel, an opinion of counsel that such conditions precedent have been complied with in accordance with the terms of the applicable Indenture. Any such evidence of compliance shall also comply with any legislation relating to trust indentures applicable to the applicable Indenture. In addition to the foregoing, we shall, whenever the applicable trustee so requires by written notice, furnish the applicable trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the applicable trustee as to any action or step required or permitted to be taken by us under the applicable Indenture or as a result of any obligation imposed by the applicable Indenture. The Indentures also provide that we will annually (or, in the case of the Senior Debt Indenture, at any other reasonable time as the applicable trustee may request) furnish the applicable trustee with a certificate stating that we have complied with all covenants, conditions or other requirements contained in the applicable Indenture, noncompliance with which would constitute a default or an event of default under the applicable Indenture; or, in the event of such non-compliance, specifying the particulars of such noncompliance.

Consent to Service

      In connection with the Indentures, we will designate and appoint Nexen Petroleum U.S.A. Inc., 12790 Merit Drive, Suite 800, LB 94, Dallas, Texas 75251 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indentures or the Securities that may be instituted in any federal or New York state court located in New York City, or brought by the applicable trustee (whether in its individual capacity or in its capacity as trustee under the applicable Indenture), and will irrevocably submit to the nonexclusive jurisdiction of such courts.

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

Ranking of Senior Debt Securities

      The Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Senior Debt Securities will be senior to our Subordinated Debt Securities.

Limitation on Liens

      We covenant and agree in the Senior Debt Indenture that except for Permitted Encumbrances (as defined below), (a) we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest (as defined below) upon or with respect to any of our properties or assets or any income or profits therefrom, whether owned on the date of the Senior Debt Indenture or thereafter acquired, and (b) without limitation to the provisions of clause (a) of this sentence, we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest upon or with respect to any shares of capital stock, Indebtedness (as defined below) or other securities of, or other ownership interests in, any Restricted Subsidiary, whether owned on the date of the Senior Debt Indenture or thereafter acquired, unless, in any case described in (a) or (b) of this sentence, we or such Restricted Subsidiary or Subsidiary, as the case may be, shall secure or cause to be secured the Senior Debt Securities equally and rateably with the Indebtedness secured by such Security Interest.

Events of Default

      Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or our covenants that are described below. Unless otherwise specified in the applicable Prospectus Supplement, the following are “Events of Default” under the Senior Debt Indenture in relation to the Senior Debt Securities issued thereunder:

(a) failure by us to pay the principal on or any sinking fund payment with respect to, any Senior Debt Security when due and if continuing for a period of four days after written notice of the default has been provided to us by the Trustee or any holder of outstanding Senior Debt Securities;

(b) failure by us to pay any interest on any Senior Debt Security or on any sinking fund payment and if continuing for a period of 30 days after written notice of the default has been provided to us by the Trustee or any holder of outstanding Senior Debt Securities;

(c) certain events of bankruptcy, insolvency or analogous proceedings with respect to us or a Restricted Subsidiary;

(d) if any process of execution be enforced or levied upon any of our property or a Restricted Subsidiary and such property has a net book value in excess of the greater of $75,000,000 and 7.5% of our Equity (as defined below), or the equivalent thereof in any other currency, and such process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that such process is not in good faith disputed by us or such Restricted Subsidiary, or, if so disputed, we shall not have given evidence satisfactory to the Trustee that it or such Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that it shall be held to be a valid claim;

(e) failure by us or a Restricted Subsidiary to make any payment at maturity, including any applicable grace period, in respect of any one or more issues of Indebtedness for Borrowed Money (as defined below) in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of our Equity, or the equivalent thereof in any other currency, and if continuing for a period of 30 days after written notice of the default has been provided to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities;

(f) if a default or defaults with respect to any one or more issues of Indebtedness for Borrowed Money of ours or any Restricted Subsidiary occur, which default or defaults, as the case may be, result in the acceleration of Indebtedness for Borrowed Money of ours or any Restricted Subsidiary in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of our Equity, or the equivalent thereof in any other currency, without such Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been provided to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities; or

(g) default by us in the performance or observance of any other covenant or condition contained in the Senior Debt Indenture or the Senior Debt Securities continuing for a period of 60 days (or such shorter or longer period as may be determined by the Trustee, under certain circumstances, in accordance with the Senior Debt Indenture) after written notice has been given to us by the Trustee, or to us and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities (or, in the case of any covenant or condition included solely for the benefit of one or more series of Senior Debt Securities, by the holders of not less than 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series), specifying the default and requiring us to remedy the same.

      Additional Events of Default may be established for a particular series of Senior Debt Securities issued under the Senior Debt Indenture. All references to an “Event of Default” under the heading “Particular Terms of the Senior Debt Securities” shall be deemed to be a reference to the events of default described above.

      The Senior Debt Indenture provides that subject to the absolute and unconditional right of each holder of a Senior Debt Security to receive payment of the principal of and interest, if any, on such Senior Debt Security on or after the respective due dates therefor, if an Event of Default has occurred the Trustee may, in its discretion, and shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Senior Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Senior Debt Securities, 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series), declare the principal and interest, if any, on all Senior Debt Securities (or the Senior Debt Securities of such affected series, as the case may be) outstanding under the Senior Debt Indenture to be due and payable immediately. However, the holders of not less than 66 2/3% in principal amount of all Senior Debt Securities outstanding (or, if the Event of Default has occurred with respect only to one or more series of Senior Debt Securities, 66 2/3% of the principal amount of Senior Debt Securities of such series outstanding), or the Trustee (if in the Trustee’s opinion the default shall have been cured or adequately satisfied), may cancel or annul the acceleration and waive the Event of Default. Such power of Senior Debt Security holders to waive defaults is in addition to and subject to the powers exercisable by extraordinary resolution. See “Modification and Waiver” below.

      The Senior Debt Indenture provides that if we fail to pay promptly any principal and interest, if any, declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Senior Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Senior Debt Securities, 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series) and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Senior Debt Indenture by such proceedings as are authorized under the Senior Debt Indenture or by law or equity. Where the Trustee fails to act within a reasonable time following receipt of the foregoing requisition in writing and indemnity, holders of Senior Debt Securities issued under the Senior Debt Indenture shall be entitled to take proceedings to obtain or enforce payment of amounts due or payable by us. The Senior Debt Indenture provides that no holder of Senior Debt Securities will have any right (other than actions for payment of overdue principal and interest, if any) to institute action against us under the Senior Debt Indenture except in accordance with the foregoing procedures.

      Notwithstanding any other provisions in the Senior Debt Indenture and any provision of any Senior Debt Security, each holder of any Senior Debt Security shall have the right, which is absolute and unconditional, to receive payment of the principal and interest, if any, on such Senior Debt Security in the amounts, at the rates and on or after the respective due dates expressed in such Senior Debt Security, and to institute suit for the enforcement of any such payment on or after such respective dates, which rights shall not be impaired or affected (whether by modification of the Senior Debt Indenture or of the rights of holders of Senior Debt Securities exercisable by extraordinary resolution, waiver of an Event of Default or otherwise) without the consent of such Senior Debt Security holder.

      We (and any successor corporation) are liable for payment of the principal of and interest, if any, on the Senior Debt Securities. Each holder of Senior Debt Securities outstanding from time to time under the Senior Debt Indenture and the Trustee may waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or employee of ours but not against us or any successor corporation for the payment of the principal of or interest, if any, on the Senior Debt Securities or on any covenant, agreement, representation or warranty by us contained in the Senior Debt Indenture or in the Senior Debt Securities.

Modification and Waiver

      The Senior Debt Indenture provides the holders of Senior Debt Securities with a number of powers exercisable by extraordinary resolution, including among others:

(a) to agree to modifications or abrogations of rights of holders of Senior Debt Securities and/or the Trustee against us or our property;

(b) to direct or authorize the Trustee to exercise (or refrain from exercising) any power, right or remedy under the Senior Debt Indenture or Senior Debt Securities;

(c) to waive, or direct the Trustee to waive, any default of ours under the Senior Debt Indenture or Senior Debt Securities and, on certain conditions, to restrain other Senior Debt Securities holders from proceeding with an action to enforce a remedy under the Senior Debt Indenture;

(d) to assent to any modification in or omission from the provisions of the Senior Debt Indenture also agreed to by us;

(e) to amend or repeal any previous extraordinary resolution; and

(f) to remove the Trustee from office and appoint a new trustee(s).

      The Senior Debt Indenture may be amended, without the consent of any holder of Senior Debt Securities for any purpose not inconsistent with the Senior Debt Indenture, including the correction or rectification of any errors, ambiguities, defective provisions or omissions provided such corrections or rectifications, in the opinion of the Trustee, do not prejudice the rights of the Trustee or the rights of the holders of the Senior Debt Securities.

      Other actions by the holders of Senior Debt Securities may be taken by ordinary resolution. The Senior Debt Indenture provides that resolutions may be made either by vote at meetings of Senior Debt Security holders or by instruments in writing. Resolutions by vote at a meeting will not be binding upon Senior Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Senior Debt Securities in a substantially different manner than other holders, upon the holders of such affected series) unless passed by (i) at least 66 2/3% of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, in the case of extraordinary resolutions subject to provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, in the case of ordinary resolutions. Resolutions by instruments in writing will not be binding unless signed by holders of at least 66 2/3% of the outstanding principal amount of the Senior Debt Securities or each affected series thereof (as the case may be). Changes in (a) any covenant or agreement applicable only to a particular series, or (b) reductions in required voting or written consent percentages for any series, are deemed under the Senior Debt Indenture to affect holders of Senior Debt Securities of such series in a substantially different manner.

Canadian Withholding Taxes

      Subject to the discussion of tax matters contained in the Prospectus Supplement relating to a particular series of Senior Debt Securities and subject to any limitations and assumptions described in such discussion, in the opinion of Bennett Jones LLP, our Canadian counsel, and based on current law and the administrative practice of the Canada Customs and Revenue Agency and assuming that the maturity date of the Senior Debt Securities is greater than five years from issuance, the payment by us of the principal of and interest, if any, on the Senior Debt Securities to holders thereof who are (or are deemed to be) non-residents of Canada and with whom we deal at arm’s length (within the meaning of the Income Tax Act (Canada)), will not be subject to withholding tax under the Income Tax Act (Canada). If, however, we become required to withhold or deduct Canadian taxes on such payments, we are not required to pay any additional amounts to holders of Senior Debt Securities, and as a result, the net amounts received by holders after such withholding or deduction will be less than the amounts the holders would have received if such taxes had not been withheld or deducted.

Governing Law

      The Senior Debt Indenture and the Senior Debt Securities will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and will also be subject to, and governed by, the provisions of the United States Trust Indenture Act of 1939 (the “Trust Indenture Act”) required to be a part thereof. The Senior Debt Indenture is subject to the provisions of the Canada Business Corporations Act and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder.

Definitions Relating to the Senior Debt Securities

      The Senior Debt Indenture contains the following definitions particular to the Senior Debt Securities:

“Consolidated Net Tangible Assets” means, in respect of us or any Subsidiary, the aggregate amount of assets less (i) all current liabilities (excluding any current portion of long-term debt) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and other intangibles, all as reflected in our most recent consolidated financial statements or the most recent consolidated financial statements of such Subsidiary, as the case may be, in each case prepared in accordance with Canadian GAAP;

“Current Assets” means current assets as determined in accordance with Canadian GAAP;

“Equity” means, as to any Person, the shareholders’ equity (or, if such Person is not a corporation, the amount corresponding to shareholders’ equity) appearing in such Person’s most recent consolidated financial statements prepared in accordance with Canadian GAAP;

“Indebtedness” as to any Person, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such Person as at the date of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

“Indebtedness for Borrowed Money”, as to any Person, means, without duplication, the full amount of all liabilities of such Person for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money, that is guaranteed or endorsed (otherwise than for purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such Person prepared in accordance with Canadian GAAP;

“Permitted Encumbrances” means any of the following:

(a) liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which we or any Restricted Subsidiary shall be contesting in good faith;

(b) the liens of any judgments rendered, or claims filed, against us or any Restricted Subsidiary which we or such Restricted Subsidiary shall be contesting in good faith;

(c) liens, privileges or other charges imposed or permitted by law such as carriers’ liens, builders’ liens, materialmen’s liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

(d) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or our current operations or the current operations of any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which we or the Restricted Subsidiary shall be contesting in good faith;

(e) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by us or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Senior Debt Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of our business or the business of any such Restricted Subsidiary;

(f) security arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and gas business, and other agreements which are customary in the oil and gas business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(g) security arising under partnership agreements, production payment agreements, contracts for the sale, purchase, exchange, transportation or processing of industrial chemicals, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder) and shared facilities and services agreements, which in each of the foregoing cases is entered into in the ordinary course of the industrial chemical business, and other agreements which are customary in the industrial chemical business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(h) security on property not situated in Canada, the United Kingdom or the United States;

(i) security on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that costs incurred for “development” shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such property or interest therein, provided in all instances that such security is limited to such property or any such interest therein, construction thereon or improvement thereto (including any such related facilities);

(j) security in respect of securities or Indebtedness of a Subsidiary other than a Restricted Subsidiary;

(k) security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with our operations or the operations of any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of our property or the property of any such Restricted Subsidiary;

(l) cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen’s compensation or unemployment insurance liabilities;

(m) liens on cash or our marketable securities or the marketable securities of any Restricted Subsidiary granted in the ordinary course of business in connection with:

(i) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

(ii) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

(iii) any agreements or arrangements entered into for the purpose of hedging product prices;

(n) pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary, or pre-existing encumbrances existing on assets of a Person at the time such Person is merged, amalgamated, liquidated or consolidated with or into us or any Restricted Subsidiary;

(o) Purchase Money Mortgages;

(p) security on Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(q) security given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in our favour or in favour of another Restricted Subsidiary;

(r) security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

(i) oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals; or

(ii) any other interests in property of a character commonly referred to as a “production payment”;

(s) rights of set off;

(t) security existing as of the date of the Senior Debt Indenture;

(u) extensions, renewals or replacements of all or part of any security permitted under paragraphs (a) to (t) hereof or successive extensions, renewals or replacements thereof provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement plus an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal or replacement; and

(v) security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this paragraph (v) does not (calculated at the time of the giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to 10% of our Consolidated Net Tangible Assets;

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other business entity;

“Purchase Money Mortgage” means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property, provided that such mortgage, charge or lien is created or assumed within 12 months after such property is acquired;

“Purchase Money Obligation” means any Indebtedness created or assumed as part of the purchase price of real or personal property, whether or not secured, and any extensions, renewals, refinancings or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal, refinancing or refunding is not increased other than by an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal, refinancing or refunding and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

“Restricted Subsidiary” means:

(a) any Subsidiary of us which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining, production or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining, production or manufacture of petroleum hydrocarbons, industrial chemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency), excluding however any such Subsidiary if the amount of our share of the Equity therein does not at the time exceed 2% of our Equity; and

(b) any Subsidiary of us designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Senior Debt Indenture;

provided that notwithstanding anything in the Senior Debt Indenture to the contrary (i) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason, (ii) any Subsidiary to which assets held by a Restricted Subsidiary, which assets have a value equal to or greater than 5% of the Consolidated Net Tangible Assets of such Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and (iii) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency) unless such Restricted Subsidiary has been designated under paragraph (b) above;

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; provided, however, for greater certainty, “Security Interest” shall not include any security interest referred to in Section 1(1)(qq) (ii) of the Personal Property Security Act (Alberta); and

“Subsidiary” of a Person means (a) any corporation of which such Person or one or more of its Subsidiaries or a combination thereof own securities having ordinary voting power which in the aggregate represent more than 50% of the aggregate voting power of all outstanding securities of such corporation having ordinary voting power and (b) any Person (other than a joint venture or similar business arrangement to the extent not consolidated in the financial statements of such Person in accordance with Canadian GAAP) of which such Person or one or more of its Subsidiaries or a combination thereof own more than 50% of the outstanding ownership interests, in either case having the power to direct the policies, management and affairs of such Person. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

Ranking of Subordinated Debt Securities

      The Subordinated Debt Securities will be our unsecured obligations and will be subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness (as defined below) including any Senior Debt Securities. In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or similar proceedings relative to us or our creditors or assets, or any liquidation, dissolution or winding up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshalling of our assets and liabilities (each, an “Insolvency Event”) the holders of Senior Indebtedness shall be entitled to receive payment in full, or provision shall be made for such payment, before holders of Subordinated Debt Securities shall be entitled to receive any payment or distribution of any kind or character, on account of principal or interest, if any, on the Subordinated Debt Securities or on account of any purchase or other acquisition of Subordinated Debt Securities by us or any of our subsidiaries (all such payments, distributions, purchases and acquisitions being, individually and collectively, a “Subordinated Debt Securities Payment”) on any Subordinated Debt Securities.

      If either the trustee under the Subordinated Debt Indenture or a holder of Subordinated Debt Securities receives a Subordinated Debt Securities Payment with knowledge of an Insolvency Event and prior to payment in full of all Senior Indebtedness, such trustee or holder shall hold in trust for the benefit of holders of Senior Indebtedness any such Subordinated Debt Securities Payment, or pay over or deliver such Subordinated Debt Securities Payment to the trustee in bankruptcy, receiver or other person distributing our assets for purposes of paying in full all Senior Indebtedness remaining unpaid.

      In the event of our insolvency, upon any distribution of our assets, our unsecured creditors who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.

      The term “Senior Indebtedness” means, with respect to us:

(a) the principal (including redemption payments), interest, if any, and other payment obligations in respect of (i) our indebtedness for money borrowed and (ii) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any indenture or other instrument to which we are a party (including, for the avoidance of doubt, but subject to clauses (A) and (B) of this sentence set forth below, indentures pursuant to which subordinated debentures have been or may be issued);

(b) all of our capital, operating or other lease obligations;

(c) all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all hedging agreements and agreements of a similar nature thereto (including interest rate, currency or commodity swap agreements and commodity purchase and sale agreements) and all agreements relating to any such agreements, and all our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all of our obligations for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(e) all obligations of the type referred to in clauses (a) through (d) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

(f) all obligations of the type referred to in clauses (a) through (e) above of other persons secured by any lien on any of our property or assets, (whether or not such obligation is assumed by us);

in each case whether outstanding at the date of the Subordinated Debt Indenture or thereafter incurred, except for: (A) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms, providing that it is subordinate to or ranks pari passuwith the Subordinated Debt Securities or any series thereof; and (B) any indebtedness between us and our affiliates.

      Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions of the Subordinated Debt Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such Senior Indebtedness and the trustee under the Subordinated Debt Indenture or any of the holders of Subordinated Debt Securities.

Payment Blockage

      No payment of principal (including redemption payments) or interest, if any, on any Subordinated Debt Securities may be made:

•	if any of our Senior Indebtedness is not paid when due;

•	if any applicable grace period with respect to a payment default on our Senior Indebtedness has ended and such default has not been cured or waived or ceased to exist; or

•	if the maturity of any of our Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded and annulled or such Senior Indebtedness repaid in accordance with its terms.

Events of Default

      Unless otherwise specified in the applicable Prospectus Supplement, the following will be “Events of Default” under the Subordinated Debt Indenture in relation to any series of the Subordinated Debt Securities:

(a) default in the payment of interest on any Subordinated Debt Security of that series when such interest becomes due and payable and the default continues for a period of 30 days;

(b) default in the payment of the principal or other amounts, if any, on any Subordinated Debt Security of that series when the same becomes due and payable at maturity or on redemption or otherwise;

(c) failure to deposit any sinking fund payment after it becomes due by the terms of a Subordinated Debt Security of that series;

(d) failure to observe or perform any other covenants, agreements or warranties in the Subordinated Debt Securities of that series or the Subordinated Debt Indenture (other than a covenant, agreement or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which has expressly been included in the Subordinated Debt Indenture solely for the benefit of a series of applicable Subordinated Debt Securities other than that series), and the failure to observe or perform continues for the period and after the notice specified below;

(e) we, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case or proceeding under any bankruptcy law, (ii) consent to the entry of a judgment, decree or order for relief against us in an involuntary case or proceeding under any bankruptcy law, (iii) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against us, (iv) apply for, consent to or acquiesce in the appointment of or taking possession by a custodian of us or for all or substantially all of our property, (v) make a general assignment for the benefit of our creditors, (vi) admit in writing to an inability to pay our debts as they become due or (vii) take any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

(f) (i) a court of competent jurisdiction enters a judgment, decree or order for relief in an involuntary case or proceeding under any bankruptcy law which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of us, (B) appoint a custodian for all or substantially all of our property, or (C) order the winding-up or liquidation of our affairs, and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (ii) any bankruptcy or insolvency petition or application is filed, or any bankruptcy or insolvency proceeding is commenced, against us and such petition, application or proceeding is not dismissed within 60 days; or (iii) a warrant of attachment is issued against any material portion of our property which is not released within 60 days of service; or (iv) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief in an involuntary case against us; or

(g) any other event of default provided with respect to Subordinated Debt Securities of that series.

      All references to an “Event of Default” under the heading “Particular Terms of the Subordinated Debt Securities” shall be deemed to be a reference to the events of default described above. A default under clause (d) above is not an Event of Default until the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series notify us of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” When a default under clause (d) above is cured within such 60-day period, it ceases to be a default.

      If an Event of Default under the Subordinated Debt Indenture occurs and is continuing with respect to any series of the Subordinated Debt Securities (except in respect of an Event of Default as described in clause (e) and (f) above), then and in every such case the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the then outstanding Subordinated Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Subordinated Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities of such series and all accrued and unpaid interest thereon, if any, to be immediately due and payable. If an Event of Default as described in clause (e) and (f) above occurs, all unpaid principal and accrued interest, if any, on the Subordinated Debt Securities of an affected series shall be immediately due and payable without any further act by the trustee or any holder. However, except with respect to any non-payment of principal or interest, at any time after a declaration of acceleration with respect to any series of the Subordinated Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, upon compliance with certain conditions specified in the Subordinated Debt Indenture, including the cure or waiver of all existing Events of Default and the deposit with the trustee of funds sufficient to pay all due and payable principal and interest on the Subordinated Debt Securities of such series, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series, by written notice to the trustee may rescind such acceleration.

      Subject to certain limitations set forth in the Subordinated Debt Indenture, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of each series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Subordinated Debt Indenture, or exercising any trust or power conferred on such trustee, with respect to the Subordinated Debt Securities of all series affected by such Event of Default.

      No holder of Subordinated Debt Securities of any series will have any right to institute any proceeding with respect to the Subordinated Debt Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the trustee under the Subordinated Debt Indenture written notice of a continuing Event of Default with respect to the Subordinated Debt Securities of such series affected by such Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the trustee under the Subordinated Debt Indenture to institute such proceeding as trustee; and

•	the trustee under the Subordinated Debt Indenture has failed to institute such proceeding within 60 days after receipt of such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default a direction inconsistent with such request.

      However, such above-mentioned limitations do not apply to a suit instituted by the holder of Subordinated Debt Securities for the enforcement of payment of the principal or interest, if any, on such Subordinated Debt Securities on or after the applicable due date specified in such Subordinated Debt Securities.

      The holders of not less than a majority of the principal amount of Subordinated Debt Securities of a particular series may, by written notice to the trustee under the Subordinated Debt Indenture, on behalf of all of the holders of Subordinated Debt Securities of such series, waive any default or Event of Default except in respect of: (a) the payment of principal, other amounts or interest, if any, on the Subordinated Debt Securities of such series; or (b) in respect of a covenant under the Subordinated Debt Indenture which cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debt Security of such series. Upon such waiver, such default or Event of Default shall cease to exist and shall be deemed to have been cured for every purpose of the Subordinated Debt Indenture.

Modification and Waiver

      The Subordinated Debt Indenture will provide that with the consent of the holders of not less than a majority in principal amount of all outstanding Subordinated Debt Securities of each series affected by such modification, delivered to us and the trustee under the Subordinated Debt Indenture, we and the trustee under the Subordinated Debt Indenture, may enter into an indenture or indentures supplemental to the Subordinated Debt Indenture for the purpose of modifying in any manner the rights of the holders of Subordinated Debt Securities or adding any provisions to or changing in any manner or eliminating any of the provisions of the Subordinated Debt Indenture; provided however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Subordinated Debt Security of such series:

(a) change the stated maturity of the principal, other amounts, if any, or any installment of principal, other amounts, if any, or interest, if any, on, any Subordinated Debt Security, or reduce the principal amount (or accreted value, as the case may be) thereof or the rate of interest thereon or accretions or any premium or other amounts payable upon the redemption, repurchase or repayment thereof, or change the manner in which the amount of any of the foregoing is determined, or reduce the amount of the principal (or accreted value, as the case may be) that would be due and payable upon a declaration of acceleration of the maturity, or change any place of payment where, or the applicable currency for, or impair the right to receive payment of principal, interest, if any, or other amounts, if any, on any holder’s Subordinated Debt Securities on or after their respective due dates or to institute suit for the enforcement of any such payment;

(b) reduce the percentage in principal amount of the outstanding Subordinated Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Subordinated Debt Indenture or defaults or events of default and their consequences provided for in the Subordinated Debt Indenture;

(c) modify any of the provisions regarding the establishment of supplemental indentures by the consent of a majority of the aggregate principal amount of the Subordinated Debt Securities or the waiver of certain past defaults or compliance with certain covenants, except to increase any percentage required to establish such supplemental indenture or waive such default or covenant compliance or to provide that certain other provisions of the Subordinated Debt Indenture cannot be modified or waived without the consent of the holder of each outstanding Subordinated Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder of Subordinated Debt Securities with respect to changes in the references to “the Trustee” in certain provisions of the Subordinated Debt Indenture;

(d) modify any conversion ratio or otherwise impair conversion rights with respect to such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(e) modify any redemption provisions applicable to such outstanding Subordinated Debt Securities;

(f) directly or indirectly release any of the collateral or security interest in respect of such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(g) modify the subordination provisions applicable to the Subordinated Debt Securities or the definition of “Senior Indebtedness” in a manner adverse to the holders of the Subordinated Debt Securities; or

(h) change any obligations to pay additional amounts provided in the terms of such outstanding Subordinated Debt Securities.

      A supplemental indenture which changes or eliminates any covenant or other provisions of the Subordinated Debt Indenture which has expressly been included solely for the benefit of one or more particular series of Subordinated Debt Securities, or which modifies the rights of the holders of Subordinated Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Subordinated Debt Indenture of the holders of Subordinated Debt Securities of any other series.

      The Subordinated Debt Indenture or the Subordinated Debt Securities may be amended or supplemented, without the consent of any holder of such Subordinated Debt Securities in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not materially adversely affect the interests of the holders of such Subordinated Debt Securities.

      Other actions by the holders of Subordinated Debt Securities may be taken with the written consent of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of each affected series or by ordinary resolution at a meeting of holders of such Subordinated Debt Securities. The Subordinated Debt Indenture will provide that resolutions may be made either by vote in person or by written proxy at meetings of Subordinated Debt Security holders. Resolutions by vote at a meeting will not be binding upon Subordinated Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Subordinated Debt Securities in a different manner than other holders, upon the holders of such affected series) unless passed by (i) at least a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, subject to provisions providing for a specified percentage of the holders of the principal amount of Subordinated Debt Securities required to vote with respect to certain consents or waivers provided under the Subordinated Debt Indenture and provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, in the case of a reconvened meeting.

Redemption for Changes in Canadian Tax Law

      We have the right to redeem, at any time, the Subordinated Debt Securities of a series, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(a) we determine that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or the Applicable Jurisdiction or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series, or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute, or (ii) on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the opinion of our counsel, will result in our obligation to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute; and

(b) we, in our business judgment, determine that any such obligation under (a) above cannot be avoided by the use of reasonable measures available to us;

provided, however, that (i) no such notice of redemption may be given earlier than 60 nor later than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts or Reorganization Additional Amounts were a payment in respect of the Subordinated Debt Securities then due or on which we would be denied the deduction of interest paid or payable in respect of the Subordinated Debt Securities, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Reorganization Additional Amounts or such denial of the deductibility of interest remains in effect.

      The redemption price for the Subordinated Debt Securities in any such circumstance shall be 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Canadian Withholding Taxes

      All payments made by or on behalf of us under or with respect to the Subordinated Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

      If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Subordinated Debt Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Subordinated Debt Securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder of Subordinated Debt Securities would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Subordinated Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of Subordinated Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes.

      We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will furnish to the holders of the Subordinated Debt Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded Holder) and, upon written request, reimburse each such holder for the amount excluding any Additional Amounts that have been previously been paid by us with respect thereto of: (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Subordinated Debt Securities; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) in this paragraph. All references herein to the payment of the principal of or interest on any Subordinated Debt Securities shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.

      The foregoing obligations shall survive any termination, defeasance or discharge of the Subordinated Debt Indenture.

Governing Law

      The Subordinated Debt Indenture and the Subordinated Debt Securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereunder that would indicate the applicability of the laws of any jurisdiction other than such state, and also subject to, and governed by, the provisions of the Trust Indenture Act required to be a part thereof.

CERTAIN INCOME TAX CONSIDERATIONS

      The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest, if any, will be subject to Canadian non-resident withholding tax.

      The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

      We may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.

      The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

      In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

      If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

      The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

      Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

LEGAL MATTERS

      Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters relating to the offering of each series of the Securities will be passed upon for us by Bennett Jones LLP, Calgary, Alberta. Certain U.S. income tax considerations, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

      The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

EXPERTS

      Our consolidated financial statements as of and for the year ended December 31, 2002 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent chartered accountants, as indicated in their report dated January 23, 2003 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte & Touche LLP were appointed as our auditors on July 11, 2002. As of the date hereof, the partners and employees of Deloitte & Touche LLP do not own, directly or indirectly, any of our outstanding securities.

      Our consolidated financial statements as of and for the years ended December 31, 2001 and 2000, which statements are incorporated by reference in this Prospectus, were audited by Arthur Andersen LLP, as indicated in their report dated January 23, 2002 in respect of the consolidated balance sheet as of December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this Prospectus. As a result, you will not be able to recover against Arthur Andersen LLP under the statutory rights of action for damages or rescission provided by Canadian securities laws or under Section 11 of the United States Securities Act of 1933 for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP’s audit of our financial statements. Please see “Documents Incorporated by Reference” and “Risk Factors” in this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed in the second paragraph under “Documents Incorporated by Reference” in this Prospectus;

•	the consents of accountants and Canadian counsel;

•	powers of attorney from our directors and officers;

•	the senior debt indenture relating to the senior debt securities;

•	the form of subordinated debt indenture relating to the subordinated debt securities;

•	statement of eligibility of the trustee for the subordinated trust indenture on Form T-1; and

•	interest coverage ratios.

U.S.$

                  % Subordinated Notes due 2043

PROSPECTUS SUPPLEMENT

Citigroup

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank
Wachovia Securities

A.G. Edwards & Sons, Inc.

RBC Capital Markets

Banc of America Securities LLC

CIBC World Markets
Deutsche Bank Alex. Brown Inc.
HSBC
Scotia Capital
TD Securities

                    , 2003